UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Earnings Release for the Three Months and Six Months Ended 30 June
2024
London, Denver, Johannesburg, 6 August 2024 - AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) reported improvements in gold production and total cash costs per ounce* for the first six months of the year compared with the first six months of last year, helped by a significant turnaround at its Brazil operations, which in turn drove significant year-on-year gains in cash flow and earnings. With further operating improvements expected in the second half of 2024, guidance for 2024 was maintained.
In the first half of 2024, gold production(1)(2) rose 2% year-on-year to 1.25Moz from 1.23Moz in the same period a year earlier, with total cash costs per ounce*(1)(2)
for the group decreasing 1% year-on-year to $1,158/oz from $1,169/oz in the same period last year. This compared to a realised inflation rate for the Company of about 6% during the first half of 2024, which represents the sum of price-related increases in cost of goods and services at each site. All-in sustaining costs
(“AISC”) per ounce*(1)(2) for the group rose 2% year-on-year in the first six months of 2024 to $1,589/oz compared with $1,555/oz in the same period in 2023.
Total cash costs per ounce* for subsidiaries(1)(2) improved 1% year-on-year from $1,209/oz in the first half of 2023 to $1,200/oz in the first half of 2024. Total cash costs per ounce* for joint ventures(1) improved 2% year-on-year from $880/oz in the first half of 2023 to $866/oz in the first half of 2024. AISC per ounce* for subsidiaries(1)(2) increased 2% year-on-year from $1,624/oz in the first half of 2023 to $1,658/oz in the first half of 2024. AISC per ounce* for joint ventures(1)
increased 2% year-on- year from $1,060/oz in the first half of 2023 to $1,078/oz in the first half of 2024.
Improved operational performance and strong cost control helped AngloGold Ashanti capture the benefit of a higher average gold price received per ounce*, with
Adjusted earnings before interest, tax, depreciation and amortisation (“Adjusted EBITDA*”) rising 65% year-on-year in the first half of 2024 to $1.118bn from
$676m in the first half of 2023. Free cash flow* for the first half of 2024 was an inflow of $206m compared to an outflow of $205m in the same period in the previous year.
“These results show the hard work that’s been done to improve the fundamentals of our business, to drive productivity benefits and manage costs to ensure we capture the benefit of stronger gold prices,” CEO Alberto Calderon said. “We expect to deliver an even stronger second-half performance.”
Denver-headquartered AngloGold Ashanti continues to take steps to improve its valuation versus its North American peers by further improving relative cost performance and cash conversion while increasing the life of its key mines and prioritising the successful development of major projects.
Brazil Drove LATAM Turnaround
Gold production(1)(2) in the first half of 2024 from the Company’s Americas segment -- AngloGold Ashanti Mineração (Cuiabá), Serra Grande and Cerro Vanguardia
-- increased 10% year-on-year to 257,000oz from 234,000oz in the first half of 2023. Total cash costs per ounce*(1)(2) from the business unit improved 18% year-
on-year to $974/oz in the first half of 2024 from $1,185/oz in the same period last year. AISC per ounce*(1)(2) in the region improved 27% to $1,414/oz in the first half of 2024 from $1,932/oz in the same period last year. The region recorded a strong turnaround in free cash flow* for the first six months of 2024, recording an inflow of $149m from an outflow of $127m in the same period last year.
“We took decisive steps last year to restructure our business in Brazil after a sustained period of losses,” Calderon said. “That created the foundation for this step-
change in operating performance, which we will look to improve further.”
Proactive Cost Management Offsetting Inflation
The 1% year-on-year improvement in total cash costs per ounce*(1)(2) for the group during the first half of 2024 as compared to the first half of 2023 was mainly characterised by improved operational performance and enhanced cost efficiency linked to the Full Asset Potential initiatives. The 2% year-on-year increase in
AISC per ounce*(1)(2) for the group during the first half of 2024 as compared to the first half of 2023 was mainly due to a planned increase in sustaining capital expenditure*.
Strong Second Quarter Bolsters First Half Performance
Gold production(1) in the second quarter of 2024 rose 12% quarter-on-quarter to 663,000oz from 591,000oz in the first quarter of 2024. The overall second quarter improvement in gold production(1) quarter-on-quarter came as the Australian assets recovered from flooding toward the end of the first quarter of 2024.
Tropicana’s second quarter gold production improved quarter-on-quarter by 38%, and Sunrise Dam's by 14%. At Siguiri, where metallurgical recovery challenges hampered first-quarter performance, second quarter gold production(1) was up 67% quarter-on-quarter. Across the remainder of the portfolio, improved second-
quarter gold production(1) contributions were recorded at Kibali (8%), Iduapriem (6%), Cerro Vanguardia (5%) and Geita (1%). At Obuasi, gold production was steady quarter-on-quarter at 54,000oz in the second quarter of 2024. Underground ore tonnes treated increased by 7% quarter-on-quarter as the mine ramped up open stope volumes.
Strong Financial Performance and Dividend Increase Driven by Improved Fundamentals and the Higher Price of Gold
Basic earnings in the first half of 2024 were higher than in the first half of 2023 mainly due to more gold sold, a higher average gold price received per ounce*, lower operating costs, lower impairments and derecognitions of assets, higher equity earnings from joint ventures, higher finance income and lower foreign exchange losses, partly offset by higher losses on non-hedge derivatives, higher corporate and operating expenses, and higher taxation. Basic earnings were
$311m, or 74 US cents per share, in the first half of 2024 compared to a basic loss of $39m, or 9 US cents per share, in the same period a year earlier. Headline earnings(3) were $313m, or 74 US cents per share, in the first half of 2024 compared to $61m, or 14 US cents per share, in the same period a year earlier.
The Company generated $206m in free cash flow* in the first six months of 2024 compared to an outflow of $205m in the same period last year. This increase was mainly due to the turnaround in the Americas, a higher average gold price received per ounce* and loan repayments from Kibali, partially offset by higher capital expenditure and higher cash taxes.
The balance sheet remained robust notwithstanding continued investment in the existing production base and the project pipeline, as well as the payout of the final 2023 dividend in March 2024. The Company had liquidity of approximately $2.3bn at the end of June 2024, including cash and cash equivalents of approximately $983m.
Following the improved first half performance to production, cash costs and free cash flow, coupled with the robust balance sheet and expectations for continued
improvements in the second half of the year, an interim dividend of 22 cents a share was a declared, versus 4 cents in the first half of 2023.
Geita Fatality
Tragically, a fatal light vehicle accident was recorded during May 2024 at Geita, in Tanzania, where a contractor was killed when the light motor vehicle he was driving overturned. An in-depth investigation into the incident has been completed and a clear series of steps were identified to avoid future such accidents. Our thoughts are with the family and loved ones of our deceased colleague, as well as his colleagues.
HY1 2024 EARNINGS RELEASE
for the three months and six months ended 30 June 2024
AngloGold Ashanti delivers strong first-half performance; Free cash flow* $206m;
Interim Dividend +450% y-o-y; Total cash costs per ounce* -1% y-o-y; FY2024 guidance reaffirmed
H1 2024 - KEY OPERATIONAL AND FINANCIAL FEATURES
•Strong H1 performance helped by solid Q2 result; Q2 gold production(1) up 12% q-o-q to 663,000oz in Q2 2024 from
591,000oz in Q1 2024
•Solid H1 gold production contributions from AngloGold Ashanti Mineração, Serra Grande, Iduapriem, Geita and Kibali
drive gold production(1)(2) of 1.254Moz in H1 2024 vs 1.232Moz in H1 2023
•Financial performance driven by both strong operational results and the higher average gold price received per ounce*
•Total cash costs per ounce*(1)(2) for the group improved 1% y-o-y to $1,158/oz in H1 2024 from $1,169/oz in H1 2023, mainly from improvements in production and recovered grade; this compares to a 6% realised inflation rate across the portfolio
•Total cash costs per ounce*(1)(2) (subsidiaries) improved 1% y-o-y to $1,200/oz in H1 2024 from $1,209/oz in H1 2023
•Total cash costs per ounce*(1) (joint ventures) improved 2% y-o-y to $866/oz in H1 2024 from $880/oz in H1 2023
•Adjusted EBITDA* increased 65% y-o-y from $676m in H1 2023 to $1,118m in H1 2024; Adjusted EBITDA* margin of
46%
•AISC per ounce*(1)(2) for the group increased 2% y-o-y to $1,589/oz in H1 2024 from $1,555/oz in H1 2023, mainly due to planned higher sustaining capital expenditure*
•AISC per ounce*(1)(2) (subsidiaries) increased 2% y-o-y to $1,658/oz in H1 2024 from $1,624/oz in H1 2023
•AISC per ounce*(1) (joint ventures) increased 2% y-o-y to $1,078/oz in H1 2024 from $1,060/oz in H1 2023
•Basic earnings of $311m in H1 2024 from a basic loss of $39m in H1 2023; Headline earnings(3) of $313m in H1
2024 from $61m in H1 2023
•Free cash flow* was an inflow of $206m in H1 2024 compared to an outflow of $205m in H1 2023
•Obuasi’s H1 production 107,000oz with Q2 ore tonnes up 6% versus Q1;  flexibility challenging in current mining
Block 8 means 2024 production forecast at Obuasi around lower end of guidance.
•Brazil posts strong turnaround y-o-y – AngloGold Ashanti Mineração gold production(2) +16%, total cash costs per ounce*(2) -19%; Serra Grande gold production +14%, total cash costs per ounce* -20%
•Recovery at Tropicana and Sunrise Dam on track following flooding events in Q1 2024
•Siguiri gold production(1) up sharply as metallurgical recoveries improved to 87% in Q2 2024 from 71% in Q1 2024
•Reaffirming 2024 Guidance on all metrics (Gold production, AISC per ounce*, Total cash costs per ounce* and
Capital expenditure)
(1) Subsidiaries are reported on a consolidated basis. Joint ventures are reported on an attributable basis.
(2) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023.
(3) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Financial and Operating Report
for the three months and six months ended 30 June 2024
London, Denver, Johannesburg, 6 August 2024 - AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) is pleased to provide its financial and operational update for the three-month and six-month periods ended 30 June 2024.

GROUP - Key statistics
		Quarter	Quarter	Six months	Six months
		ended	ended	ended	ended
		Jun	Jun	Jun	Jun
		2024	2023	2024	2023
		US Dollar / Imperial
Operating review
Gold
Produced - Group (Attributable)	- oz (000)	648	634	1,229	1,205
Produced - Group (1) (2) (3)	- oz (000)	663	645	1,254	1,232
Produced - Subsidiaries (1) (2) (3)	- oz (000)	581	557	1,096	1,081
Produced - Joint ventures (2)	- oz (000)	82	88	158	151

Sold - Group (1) (2) (3)	- oz (000)	662	656	1,287	1,242
Sold - Subsidiaries (1) (2) (3)	- oz (000)	581	569	1,133	1,088
Sold - Joint ventures (2)	- oz (000)	81	87	154	154

Financial review
Gold income	- $m	1,353	1,137	2,491	2,144
Cost of sales	- $m	893	910	1,762	1,749
Total operating costs	- $m	708	735	1,376	1,416
Gross profit	- $m	467	253	749	435

Average gold price received per ounce* - Subsidiaries (1) (2)	- $/oz	2,292	1,938	2,178	1,917
Average gold price received per ounce* - Joint ventures (2)	- $/oz	2,336	1,972	2,219	1,941
Cost of sales - Subsidiaries	- $m	893	910	1,762	1,749
Cost of sales - Joint ventures	- $m	94	97	174	181
All-in sustaining costs per ounce* - Subsidiaries (1) (2) (3)	- $/oz	1,626	1,611	1,658	1,624
All-in sustaining costs per ounce* - Joint ventures (2)	- $/oz	1,085	982	1,078	1,060
All-in sustaining costs per ounce* - Group (1) (2) (3)	- $/oz	1,560	1,527	1,589	1,555
All-in costs per ounce* - Subsidiaries (1) (2) (3)	- $/oz	1,832	1,909	1,913	1,888
All-in costs per ounce* - Joint ventures (2)	- $/oz	1,324	1,093	1,280	1,180
All-in costs per ounce* - Group (1) (2) (3)	- $/oz	1,770	1,802	1,836	1,802
Total cash costs per ounce* - Subsidiaries (1) (2) (3)	- $/oz	1,171	1,214	1,200	1,209
Total cash costs per ounce* - Joint ventures (2)	- $/oz	899	779	866	880
Total cash costs per ounce* - Group (1) (2) (3)	- $/oz	1,137	1,155	1,158	1,169

Profit (loss) before taxation	- $m	413	(16)	580	76
Adjusted EBITDA*	- $m	684	356	1,118	676
Total borrowings	- $m	2,299	2,091	2,299	2,091
Adjusted net debt*	- $m	1,148	1,194	1,148	1,194

Profit (loss) attributable to equity shareholders	- $m	253	(83)	311	(39)
	- US cents/share	60	(20)	74	(9)
Headline earnings (loss) (4)	- $m	255	16	313	61
	- US cents/share	60	4	74	14
Net cash inflow from operating activities	- $m	420	199	672	293
Free cash flow*	- $m	183	(44)	206	(205)
Capital expenditure - Subsidiaries	- $m	250	226	490	453
Capital expenditure - Joint ventures	- $m	36	24	61	44

(1) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023. All gold production, gold sold, average gold price received per ounce*, all-in sustaining costs per ounce*, all-in costs per ounce*
and total cash costs per ounce* metrics in this document have been adjusted to exclude the CdS operation, unless otherwise stated.

(2) All gold production and gold sold metrics in this document are stated on a consolidated basis for subsidiaries and on an attributable basis for joint ventures, unless otherwise stated.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

June 2024 Earnings Release - www.AngloGoldAshanti.com
1

Operations at a glance
for the quarters ended 30 June 2024 and 30 June 2023
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23

AFRICA Joint ventures	82	88	562	537	404	413	—	—	0.95	1.42	4.99	4.75	—	—	2.64	2.87
Kibali - Attributable 45% (1)	82	88	562	537	404	413	—	—	0.95	1.42	4.99	4.75	—	—	2.64	2.87

AFRICA Subsidiaries	315	285	5,019	4,135	929	946	39	43	1.19	1.17	3.42	4.20	0.94	1.03	1.86	1.73
Iduapriem	66	56	1,335	1,284	—	—	—	—	1.53	1.34	—	—	—	—	1.53	1.34
Obuasi	54	57	—	—	291	267	39	43	—	—	5.68	6.49	0.94	1.03	5.12	5.74
Siguiri (4)	80	53	2,960	2,152	—	—	—	—	0.84	0.77	—	—	—	—	0.84	0.77
Geita	115	119	724	699	638	679	—	—	1.59	2.09	3.81	3.30	—	—	2.63	2.69

AUSTRALIA	137	140	1,661	1,844	919	912	—	—	1.04	1.08	2.76	2.57	—	—	1.65	1.58
Sunrise Dam	64	66	414	392	578	620	—	—	0.98	1.27	2.76	2.48	—	—	2.02	2.01
Tropicana - Attributable 70%	73	74	1,247	1,452	341	292	—	—	1.06	1.03	2.77	2.77	—	—	1.43	1.32

AMERICAS(2)	129	132	205	202	442	515	684	771	2.27	2.52	4.48	3.69	2.28	2.21	3.01	2.77
Cerro Vanguardia (4)	44	40	203	200	103	112	447	457	2.28	2.53	5.89	5.02	0.66	0.38	1.81	1.62
AngloGold Ashanti Mineração (2) (3)	64	70	—	—	135	132	237	314	—	—	5.34	4.96	5.33	4.87	5.33	4.89
Serra Grande	21	22	2	2	204	271	—	—	1.65	1.66	3.21	2.52	—	—	3.20	2.52

Subsidiaries (2)	581	557	6,885	6,181	2,290	2,373	723	814	1.42	1.19	4.20	3.47	2.21	2.15	2.87	1.86
Joint ventures	82	88	562	537	404	413	—	—	0.95	1.42	4.99	4.75	—	—	2.64	2.87
Total including equity-accounted joint ventures (2)	663	645	7,447	6,718	2,694	2,786	723	814	1.13	1.21	3.94	3.66	2.21	2.15	1.90	1.94

(1) Equity-accounted joint venture.

(2) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the CdS operation that was placed on care and maintenance in August 2023. CdS produced nil koz and 18koz for the three months ended
30 June 2024 and 2023, respectively.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri and Cerro Vanguardia are owned 85% and 92.50% by AngloGold Ashanti, respectively.
Rounding of figures may result in computational discrepancies
AngloGold Ashanti’s reporting for subsidiaries has shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting has only impacted subsidiaries with non-controlling interests (i.e.,
Siguiri and Cerro Vanguardia), whereas joint operations (i.e., Tropicana) which are proportionately consolidated remain unaffected. Joint ventures (i.e., Kibali) which are accounted for under the equity method also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the three-month and six-month periods ended 30 June 2023 have been adjusted to reflect this change in reporting.

June 2024 Earnings Release - www.AngloGoldAshanti.com
2

Operations at a glance (continued)
for the quarters ended 30 June 2024 and 30 June 2023
	Cost of sales		Gross profit		Adjusted EBITDA*		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$m		$/oz		$/oz		$m		$m		$m
	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23

AFRICA Joint ventures	94	97	96	74	117	94	899	779	1,085	982	10	7	8	9	18	8
Kibali - Attributable 45% (1)	94	97	96	74	117	94	899	779	1,085	982	10	7	8	9	18	8

AFRICA Subsidiaries	468	419	269	153	360	224	1,198	1,186	1,612	1,522	83	59	37	23	27	39
Iduapriem	87	101	64	19	85	44	1,008	1,230	1,471	1,626	25	19	4	3	12	11
Obuasi	90	70	39	41	62	59	1,287	952	1,955	1,423	23	21	12	4	12	14
Siguiri (4)	135	101	47	5	65	16	1,550	1,740	1,796	1,914	6	1	11	5	1	3
Geita	156	147	119	88	149	106	1,019	1,034	1,405	1,342	29	18	10	11	2	11
Administration and other	—	—	—	—	(1)	(1)	—	—	—	—	—	—	—	—	—	—

AUSTRALIA	226	218	99	62	136	90	1,276	1,285	1,515	1,462	12	10	12	9	17	9
Sunrise Dam	115	97	52	32	73	46	1,264	1,291	1,559	1,467	7	3	6	6	—	—
Tropicana - Attributable 70%	102	113	56	38	81	61	1,168	1,174	1,333	1,348	5	7	6	3	17	9
Administration and other	9	8	(9)	(8)	(18)	(17)	—	—	—	—	—	—	—	—	—	—

AMERICAS (2)	199	269	120	37	159	27	1,002	1,177	1,497	1,729	37	44	13	30	—	—
Cerro Vanguardia (4)	83	73	41	22	51	26	1,005	1,187	1,527	1,723	10	11	7	8	—	—
AngloGold Ashanti Mineração(2) (3)	82	149	63	18	87	(3)	897	1,078	1,366	1,575	20	24	4	16	—	—
Serra Grande	34	46	16	(2)	21	5	1,300	1,457	1,809	2,205	7	9	2	6	—	—
Administration and other	—	1	—	(1)	(1)	(1)	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	(37)	(42)	—	—	—	—	—	—	2	—	10	3
Colombian projects	—	—	—	—	(5)	(6)	—	—	—	—	—	—	—	—	2	3
North American projects	—	—	—	—	(32)	(36)	—	—	—	—	—	—	2	—	8	—

CORPORATE AND OTHER	—	4	(21)	1	(50)	(37)	—	—	—	—	—	—	—	—	—	—

Subsidiaries (2)	893	910	467	253			1,171	1,214	1,626	1,611	132	113	64	62	54	51
Joint ventures	94	97	96	74			899	779	1,085	982	10	7	8	9	18	8
Total including equity-accounted joint ventures (2)	987	1,007	563	327	684	356	1,137	1,155	1,560	1,527	142	120	72	71	72	59

(1) Equity-accounted joint venture.

(2) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the CdS operation that was placed on care and maintenance in August 2023. CdS did not record any total cash costs per ounce* or all-in sustaining costs per ounce* for the three months ended 30 June 2024. CdS recorded total cash costs per ounce* of $2,150/oz and all-in sustaining costs per ounce* of $2,894/oz for the three months ended 30 June 2023.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri and Cerro Vanguardia are owned 85% and 92.50% by AngloGold Ashanti, respectively.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies

June 2024 Earnings Release - www.AngloGoldAshanti.com
3

Operations at a glance
for the six months ended 30 June 2024 and 30 June 2023
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23

AFRICA Joint ventures	158	151	1,071	1,075	820	755	—	—	0.96	1.37	4.73	4.28	—	—	2.59	2.57
Kibali - Attributable 45% (1)	158	151	1,071	1,075	820	755	—	—	0.96	1.37	4.73	4.28	—	—	2.59	2.57

AFRICA Subsidiaries	593	582	9,358	8,683	1,831	1,730	89	81	1.08	1.19	4.49	4.42	1.00	1.04	1.64	1.72
Iduapriem	128	118	2,607	2,518	—	—	—	—	1.53	1.46	—	—	—	—	1.53	1.46
Obuasi	108	117	—	—	564	502	89	81	—	—	5.79	7.08	1.00	1.04	5.13	6.24
Siguiri (4)	128	130	5,412	4,885	—	—	—	—	0.74	0.82	—	—	—	—	0.74	0.82
Geita	229	217	1,339	1,280	1,267	1,228	—	—	1.61	2.08	3.92	3.34	—	—	2.73	2.69

AUSTRALIA	246	265	3,111	3,560	1,812	1,802	—	—	0.94	1.01	2.61	2.58	—	—	1.56	1.54
Sunrise Dam	120	127	739	741	1,226	1,223	—	—	0.98	1.27	2.46	2.46	—	—	1.90	2.01
Tropicana - Attributable 70%	126	138	2,372	2,819	586	579	—	—	0.93	0.94	2.92	2.84	—	—	1.33	1.26

AMERICAS (2)	257	234	407	429	871	951	1,395	1,401	2.07	2.30	4.53	3.80	2.30	1.91	2.99	2.62
Cerro Vanguardia (4)	86	86	405	421	200	204	916	895	2.07	2.32	6.41	6.37	0.61	0.42	1.76	1.74
AngloGold Ashanti Mineração(2) (3)	129	111	—	—	253	241	479	506	—	—	5.41	4.84	5.53	4.56	5.49	4.65
Serra Grande	42	37	2	8	418	506	—	—	1.65	1.18	3.09	2.28	—	—	3.08	2.26

Subsidiaries (2)	1,096	1,081	12,876	12,672	4,514	4,483	1,484	1,482	1.08	1.18	3.74	3.55	2.22	1.87	1.81	1.80
Joint ventures	158	151	1,071	1,075	820	755	—	—	0.96	1.37	4.73	4.28	—	—	2.59	2.57
Total including equity- accounted joint ventures (2)	1,254	1,232	13,947	13,747	5,334	5,238	1,484	1,482	1.07	1.19	3.89	3.66	2.22	1.87	1.88	1.87

(1) Equity-accounted joint venture.

(2) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the CdS operation that was placed on care and maintenance in August 2023. CdS produced nil koz and 31koz for the six months ended
30 June 2024 and 2023, respectively.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri and Cerro Vanguardia are owned 85% and 92.50% by AngloGold Ashanti, respectively.
Rounding of figures may result in computational discrepancies.

June 2024 Earnings Release - www.AngloGoldAshanti.com
4

Operations at a glance (continued)
for the six months ended 30 June 2024 and 30 June 2023
	Cost of sales		Gross profit		Adjusted EBITDA*		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$m		$/oz		$/oz		$m		$m		$m
	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23	Jun-24	Jun-23

AFRICA Joint ventures	174	181	167	117	206	156	866	880	1,078	1,060	20	12	14	16	27	16
Kibali - Attributable 45% (1)	174	181	167	117	206	156	866	880	1,078	1,060	20	12	14	16	27	16

AFRICA Subsidiaries	918	879	443	300	600	442	1,220	1,181	1,671	1,486	178	115	74	43	42	78
Iduapriem	167	195	122	45	162	110	943	1,004	1,380	1,396	48	36	5	7	17	27
Obuasi	180	157	69	85	109	113	1,269	1,020	1,910	1,392	48	40	21	7	20	28
Siguiri (4)	261	234	31	23	56	41	1,791	1,621	2,144	1,747	14	2	29	8	—	3
Geita	310	293	221	146	274	179	1,032	1,107	1,459	1,436	68	37	19	20	5	19
Administration and other	—	—	—	1	(1)	(1)					—	—	—	1	—	1

AUSTRALIA	438	414	125	102	189	153	1,393	1,296	1,609	1,510	21	22	19	21	46	30
Sunrise Dam	215	196	57	54	96	79	1,436	1,304	1,695	1,541	12	7	10	15	—	—
Tropicana - Attributable 70%	206	202	85	64	128	104	1,221	1,182	1,398	1,363	9	15	9	6	46	30
Administration and other	17	16	(17)	(16)	(35)	(30)					—	—	—	—	—	—

AMERICAS (2)	405	455	222	37	267	47	974	1,185	1,414	1,932	71	87	20	47	—	—
Cerro Vanguardia (4)	175	151	88	44	111	58	954	1,128	1,323	1,607	19	18	9	13	—	—
AngloGold Ashanti Mineração (2) (3)	164	222	108	2	162	(15)	876	1,077	1,338	2,001	38	49	8	25	—	—
Serra Grande	65	80	27	(8)	(4)	6	1,302	1,620	1,848	2,432	14	19	3	8	—	—
Administration and other	1	2	(1)	(1)	(2)	(2)					—	1	—	1	—	—

PROJECTS	—	—	—	—	(64)	(72)	—	—	—	—	—	—	3	—	16	10
Colombian projects	—	—	—	—	(10)	(11)	—	—	—	—	—	—	—	—	3	5
North American projects	—	—	—	—	(54)	(61)	—	—	—	—	—	—	3	—	13	5

CORPORATE AND OTHER	1	1	(41)	(4)	(80)	(50)					—	—	—	—	—	—

Subsidiaries (2)	1,762	1,749	749	435			1,200	1,209	1,658	1,624	270	224	116	111	104	118
Joint ventures	174	181	167	117			866	880	1,078	1,060	20	12	14	16	27	16
Total including equity-accounted joint ventures (2)	1,936	1,930	916	552	1,118	676	1,158	1,169	1,589	1,555	290	236	130	127	131	134

(1) Equity-accounted joint venture.

(2) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the CdS operation that was placed on care and maintenance in August 2023. CdS did not record any total cash costs per ounce* or all-in sustaining costs per ounce* for the six months ended 30 June 2024. CdS recorded total cash costs per ounce* of $2,278/oz and all-in sustaining costs per ounce* of  $3,031/oz for the six months ended 30 June 2023.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) On a consolidated basis. Siguiri and Cerro Vanguardia are owned 85% and 92.50% by AngloGold Ashanti, respectively.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies

June 2024 Earnings Release - www.AngloGoldAshanti.com
5
OPERATING AND FINANCIAL REVIEW
Six-month review
Gold production
Gold production for the first six months of 2024 was 1.25Moz, compared to 1.23Moz for the first six months of 2023.
Gold production was 2% higher year-on-year with increased contributions from Cuiabá (+16%), Serra Grande (+14%), Iduapriem (+8%),
Geita (+6%) and Kibali (+5%). The increase in gold production was mainly driven by higher overall recovered grade for the group, partially offset by lower total ore mined. The Company continued to record an increasing recovered grade trend with underground grades increasing
6% year-on-year mainly on the back of the progression of the ongoing reinvestment in the portfolio.
AngloGold Ashanti recorded a 12% quarter-on-quarter increase in gold production to 663,000oz in the second quarter of 2024 from
591,000oz in the first quarter of 2024. These improvements were mainly driven by improvements in both ore tonnes processed and recovered grades. The overall second quarter improvement in gold production came as the Australian assets recovered from flooding toward the end of the first quarter of 2024. Tropicana’s second quarter gold production improved quarter-on-quarter by 38%, and Sunrise Dam's by
14%. At Siguiri, where metallurgical recovery challenges hampered first-quarter performance, second quarter gold production was up 67%
quarter-on-quarter. Across the remainder of the portfolio, steady second-quarter gold production contributions were recorded at Kibali (8%),
Iduapriem (6%), Cerro Vanguardia (5%) and Geita (1%). At Obuasi, gold production was steady quarter-on-quarter at 54,000oz in the second quarter of 2024. Underground ore tonnes increased by 7% quarter-on-quarter as the mine ramped up open stope volumes. Obuasi is expected to produce 275,000oz – 320,000oz of gold in 2024.
Costs
Total cash costs per ounce* for subsidiaries improved 1% year-on-year from $1,209/oz in the first half of 2023 to $1,200/oz in the first half of
2024. Total cash costs per ounce* for joint ventures improved 2% year-on-year from $880/oz in the first half of 2023 to $866/oz in the first half of 2024. Total cash costs per ounce* for the group decreased by 1% year-on-year to $1,158/oz in the first half of 2024, from $1,169/oz in the first half of 2023. The group delivered a 1% reduction in total cash costs per ounce*, countering a 6% inflation rate increase, and a 2%
higher royalty cost based on the gold price performance for the period, partly offset by a 4% increase in foreign currency exchange rates.
This cost reduction was mainly characterised by improved operational performance and enhanced cost efficiency linked to the Full Asset
Potential initiatives at the Americas operations and in Africa at Iduapriem.
All-in sustaining costs (“AISC”) per ounce* for subsidiaries increased 2% year-on-year from $1,624/oz in the first half of 2023 to $1,658/oz in the first half of 2024. AISC per ounce* for joint ventures increased 2% year-on-year from $1,060/oz in the first half of 2023 to $1,078/oz in the first half of 2024. AISC per ounce* for the group rose 2% year-on-year to $1,589/oz in the first half of 2024, from $1,555/oz in the first half of 2023. The 2% year-on-year increase in AISC per ounce* during the first half of 2024 as compared to the first half of 2023 was mainly due to a planned increase in sustaining capital expenditure*.
Adjusted EBITDA*
Adjusted earnings before interest, tax, depreciation and amortisation* (“Adjusted EBITDA”) for the first half of 2024 was $1,118m, compared with $676m for the first half of 2023. Adjusted EBITDA* was higher year-on-year mainly due to a higher average gold price received per ounce*, higher gold sold, lower operating costs, lower operating expenses and higher equity earnings from associates and joint ventures, partly offset by higher corporate costs.
Earnings
Basic earnings (profit attributable to equity shareholders) for the first half of 2024 were $311m, or 74 US cents per share, compared to a basic loss (loss attributable to equity shareholders) of $39m, or 9 US cents per share, in the first half of 2023. Basic earnings were higher year-on-year mainly due to a higher average gold price received per ounce*, higher gold sold, lower operating costs, lower impairments and derecognition of assets, higher equity earnings from joint ventures, higher finance income and lower foreign exchange losses, partly offset by higher losses on non-hedge derivatives, higher corporate and operating expenses and higher taxation.
Headline earnings‡ for the first half of 2024 were $313m, or 74 US cents per share, compared with $61m, or 14 US cents per share, in the first half of 2023. Headline earnings were higher year-on-year mainly due to the same reasons which contributed to the increase in basic earnings in the first half of 2024 in addition to lower impairment and lower losses on derecognition of assets and taxes thereon.
‡ The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the
Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute
Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.
Cash Flow
Net cash inflow from operating activities was $672m in the first half of 2024, compared to $293m in the first half of 2023. This increase was mainly due to higher gold sold, lower operating costs and the higher average gold price received per ounce*. After accounting for capital expenditure and loan repayments from Kibali, the Company recorded free cash inflow* of $206m during the first half of 2024, compared to an outflow of $205m in the first half of 2023.
Free cash flow* before non-sustaining capital expenditure*, the metric on which the dividend payment is based, was an inflow of $337m for the first half of 2024, compared to an outflow of $71m for the first half of 2023.
AngloGold Ashanti received a cash distribution of $36m from the Kibali joint venture during the first half of 2024, compared to a cash distribution of $37m received during the first half of 2023. At 30 June 2024, the Company’s attributable share of the outstanding cash balances from the Democratic Republic of the Congo (“DRC”) was $19m, compared to $51m at 31 December 2023.

June 2024 Earnings Release - www.AngloGoldAshanti.com
6
Free cash flow* was impacted by movements in the lock-up of value added tax (“VAT”) at Geita and Kibali and foreign exchange controls and export duties at Cerro Vanguardia (“CVSA”):
•In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) decreased by $14m during the second quarter of 2024 to $139m from $153m at 31 March 2024, as a result of processing verified VAT claims against corporate tax payments of $33m and foreign exchange adjustments of $6m, partially offset by new claims submitted of $19m and discounting adjustments of $6m. AngloGold Ashanti expects to continue offsetting verified VAT claims against corporate taxes.
•In the DRC, the Company's attributable share of the net recoverable VAT balance (including recoverable fuel duties and after discounting provisions) increased by $12m during the second quarter of 2024 to $74m from $62m at 31 March 2024, as a result of new claims submitted of $5m and unwinding of discount and revaluation adjustments of $7m.
•In Argentina, the net export duty receivables (after discounting provisions) remained unchanged at $4m‡ at 30 June 2024 when compared to 31 March 2024, mainly due to a weaker exchange rate of the Argentinean peso against the US dollar leading to a reduction in the receivable of $1m‡, offset by new claims of $1m‡. In addition, CVSA’s cash balance increased by $6m‡ during the second quarter of 2024 to $168m‡ from $162m‡ at 31 March 2024. The cash balance is available to be paid to AngloGold
Ashanti’s offshore ($34.3m‡) and onshore ($1.4m‡) investment holding companies in the form of declared dividends.
During June 2024, CVSA paid offshore dividends of $5m‡ to AngloGold Ashanti by entering into a currency swap to obtain the necessary US dollars. Additionally, applications have been made to the Argentinean Central Bank to approve the purchase of US dollars in order to distribute offshore dividends related to the 2019, 2020, 2021 and 2022 financial years of $34.3m‡ to AngloGold
Ashanti. Also, under a special regime established for dividend payments, a new petition to distribute an additional $45m‡ was submitted to the Argentinean Central Bank during the third quarter of 2023. While the remaining approvals are pending, the cash remains fully available for CVSA’s operational and exploration requirements.
‡ US dollar equivalent and at prevailing exchange rates

Free cash flow* ($m)

	Quarter ended Jun 2024	Quarter ended Jun 2023	Six months ended Jun 2024	Six months ended Jun 2023
Cash generated from operations	484	224	735	316
Dividends received from joint ventures	22	—	36	37
Taxation paid	(86)	(25)	(99)	(60)
Net cash inflow from operating activities	420	199	672	293
Corporate restructuring costs	2	4	2	4
Capital expenditure on tangible and intangible assets	(250)	(226)	(490)	(453)
Net cash from operating activities after capital expenditure and excluding corporate restructuring costs	172	(23)	184	(156)
Repayment of lease liabilities	(20)	(22)	(43)	(44)
Finance costs accrued and capitalised	(37)	(32)	(71)	(64)
Net cash flow after capital expenditure and interest	115	(77)	70	(264)
Other net cash inflow from investing activities	72	35	152	59
Other	—	—	—	(1)
Add backs:
Cash restricted for use	(4)	(2)	(16)	1
Free cash flow* (1)	183	(44)	206	(205)
(1) Adjusted to exclude corporate restructuring costs.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Balance Sheet and Liquidity
Adjusted net debt* decreased to $1,148m at 30 June 2024 from $1,268m at 31 December 2023. The ratio of Adjusted net debt* to Adjusted
EBITDA* was 0.62 times at 30 June 2024 compared to 0.89 times at 31 December 2023. The Company remains committed to maintaining a flexible balance sheet with an Adjusted net debt* to Adjusted EBITDA* target ratio of 1.0 times through the cycle.
At 30 June 2024, the balance sheet remained strong, with liquidity comprising the US$1.4bn 2022 multi-currency RCF of which $1.25bn was undrawn; the South African R150m ($8m) RMB corporate overnight facility which was undrawn; and the $281m 2021 Geita multi-currency
RCF of which $101m was undrawn. At 30 June 2024, the $65m 2022 Siguiri RCF was fully drawn. At 30 June 2024, the Company had a cash and cash equivalent balance of approximately $983m, taking overall group liquidity to approximately $2.3bn.
Capital Expenditure
Capital expenditure of the group (including equity-accounted joint ventures) was 11% higher year-on-year at $551m in the first six months of
2024, compared to $497m in the first six months of 2023. Capital expenditure of subsidiaries increased by 8% year-on-year to $490m in the first six months of 2024, from $453m in the first six months of 2023. This increase was mainly due to an increase of $51m in sustaining capital expenditure* and a decrease of $14m in non-sustaining capital expenditure*. Capital expenditure of joint ventures increased by 39%
year-on-year to $61m in the first six months of 2024, from $44m in the first six months of 2023. This increase was mainly due to an increase of $6m in sustaining capital expenditure* and an increase of $11m in non-sustaining capital expenditure*.

June 2024 Earnings Release - www.AngloGoldAshanti.com
7
Sustaining capital expenditure* of the group increased by 16% year-on-year to $420m in the first six months of 2024, from $363m in the first six months of 2023. Sustaining capital expenditure* of subsidiaries increased by 15% year-on-year to $386m in the first six months of 2024, from $335m in the first six months of 2023. Sustaining capital expenditure* of subsidiaries increased mainly due to higher sustaining capital expenditure* on deferred waste stripping at Geita and Siguiri, higher Mineral Reserve development costs at Obuasi and the acquisition of a new mining fleet at Siguiri, partially offset by a reduction in sustaining capital expenditure* at AGA Mineração mainly due to the continuing suspension of gold concentrate processing activities at the Queiroz metallurgical plant and the CdS mine being placed on care and maintenance in August 2023. Sustaining capital expenditure* of joint ventures increased by 21% year-on-year to $34m in the first six months of 2024, from $28m in the first six months of 2023. Sustaining capital expenditure* of joint ventures increased mainly due to higher waste stripping.
Non-sustaining capital expenditure* of the group was 2% lower year-on-year at $131m in the first six months of 2024, compared to $134m in the first six months of 2023. Non-sustaining capital expenditure* of subsidiaries decreased by 12% year-on-year to $104m in the first six months of 2024, from $118m in the first six months of 2023. Non-sustaining capital expenditure* of subsidiaries decreased mainly due to lower project capital expenditure at the Geita West Hill Underground project, lower tailings storage facility (“TSF”) construction capital expenditure at Iduapriem as well as lower project capital expenditure on Phase 3 of the Obuasi redevelopment project, partially offset by an increase in project capital expenditure for waste mining in the Havana cutback project. Non-sustaining capital expenditure* of joint ventures increased by 69% year-on-year to $27m in the first six months of 2024, from $16m in the first six months of 2023. Non-sustaining capital expenditure* of joint ventures increased mainly due to the solar energy project.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

Summary of three months-on-three months and six months-on-six months operating and cost variations:
Particulars	Three months ended Jun 2024	Three months ended Jun 2023	% Variance quarter vs prior year quarter	Six months ended Jun 2024	Six months ended Jun 2023	% Variance six months vs prior year six months
Operating review
Gold production (kozs) (1) (2) (3)	663	645	3	1,254	1,232	2

Financial review

Average gold price received per ounce* - Subsidiaries ($/oz) (1) (2)	2,292	1,938	18	2,178	1,917	14
Average gold price received per ounce* - Joint ventures ($/oz) (2)	2,336	1,972	18	2,219	1,941	14
Total cash costs per ounce* - Subsidiaries ($/oz) (1) (2) (3)	1,171	1,214	(4)	1,200	1,209	(1)
Total cash costs per ounce* - Joint ventures ($/oz) (2)	899	779	15	866	880	(2)
Total cash costs per ounce* - Group ($/oz) (1) (2) (3)	1,137	1,155	(2)	1,158	1,169	(1)
Corporate & marketing costs ($m) (4)	35	24	46	66	44	50
Exploration & evaluation costs ($m)	57	65	(12)	105	112	(6)
Capital expenditure - Subsidiaries ($m)	250	226	11	490	453	8
Capital expenditure - Joint ventures ($m)	36	24	50	61	44	39
Capital expenditure - Group ($m)	286	250	14	551	497	11
All-in sustaining costs per ounce* - Subsidiaries ($/oz) (1) (2) (3) (5)	1,626	1,611	1	1,658	1,624	2
All-in sustaining costs per ounce* - Joint ventures ($/oz) (2) (5)	1,085	982	10	1,078	1,060	2
All-in sustaining costs per ounce* - Group ($/oz) (1) (2) (3) (5)	1,560	1,527	2	1,589	1,555	2
All-in costs per ounce* - Subsidiaries ($/oz) (1) (2) (3) (5)	1,832	1,909	(4)	1,913	1,888	1
All-in costs per ounce* - Joint ventures ($/oz) (2) (5)	1,324	1,093	21	1,280	1,180	8
All-in costs per ounce* - Group ($/oz) (1) (2) (3) (5)	1,770	1,802	(2)	1,836	1,802	2
Adjusted EBITDA* ($m)	684	356	92	1,118	676	65
Net cash inflow from operating activities ($m)	420	199	111	672	293	129
Free cash flow* ($m)	183	(44)	516	206	(205)	200
(1) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023. All gold production, gold sold, all-in sustaining costs per ounce*, all-in costs per ounce* and total cash costs per ounce* metrics in this document have been adjusted to exclude the CdS operation, unless otherwise stated.
(2) All gold production and gold sold metrics in this document are stated on a consolidated basis for subsidiaries and on an attributable basis for joint ventures, unless otherwise stated.
(3)  Includes gold concentrate from the Cuiabá mine sold to third parties.
(4)  Includes administration and related expenses.
(5)  World Gold Council guidance.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

June 2024 Earnings Release - www.AngloGoldAshanti.com
8
Second quarter review
Gold production for the second quarter of 2024 was 663,000oz, compared to 645,000oz for the second quarter of 2023.
Total cash costs per ounce* for subsidiaries were $1,171/oz in the second quarter of 2024, compared with $1,214/oz in the second quarter of 2023. Total cash costs per ounce* for joint ventures were $899/oz in the second quarter of 2024, compared with $779/oz in the second quarter of 2023. Total cash costs per ounce* for the group were $1,137/oz for the second quarter of 2024, compared with $1,155/oz for the second quarter of 2023.
AISC per ounce* for subsidiaries was $1,626/oz in the second quarter of 2024, compared with $1,611/oz in the second quarter of 2023.
AISC per ounce* for joint ventures was $1,085/oz in the second quarter of 2024, compared with $982/oz in the second quarter of 2023.
AISC per ounce* for the group was $1,560/oz for the second quarter of 2024, compared with $1,527/oz for the second quarter of 2023.
Adjusted EBITDA* was $684m during the second quarter of 2024, compared to $356m during the second quarter of 2023. The increase was mainly due to a higher average gold price received per ounce*, lower operating costs, lower operating expenses and higher equity earnings from associates and joint ventures, partly offset by higher corporate costs.
Net cash inflow from operating activities was $420m in the second quarter of 2024, compared to $199m in the second quarter of 2023. The
Company generated a free cash inflow* of $183m in the second quarter of 2024, compared to an outflow of $44m in the second quarter of
2023.
Capital expenditure of the group (including equity-accounted joint ventures) was $286m in the second quarter of 2024, compared to $250m in the second quarter of 2023. Capital expenditure of subsidiaries was $250m in the second quarter of 2024, compared to $226m in the second quarter of 2023. Capital expenditure of joint ventures was $36m in the second quarter of 2024, compared to $24m in the second quarter of 2023.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
GUIDANCE
2024 Guidance

2024
Guidance
Gold production - Attributable	Gold production (000oz)
	–Subsidiaries	2,270 - 2,430
	–Joint ventures	320 - 360
	–Group	2,590 - 2,790
Gold production - Group	Gold production (000oz)
	–Subsidiaries	2,330 - 2,490
	–Joint ventures	320 - 360
	–Group	2,650 - 2,850
Costs (1)	All-in sustaining costs per ounce* ($/oz)
	–Subsidiaries	1,575 - 1,675
	–Joint ventures	980 - 1,080
	–Group	1,500 - 1,600
Total cash costs per ounce* ($/oz)
	–Subsidiaries	1,125 - 1,225
	–Joint ventures	770 - 850
	–Group	1,075 - 1,175
Capital expenditure (1)	Capital expenditure ($m)
	–Subsidiaries	1,015 - 1,225
	–Joint ventures	115 - 135
	–Group	1,130 - 1,360
Sustaining capital expenditure* ($m)
	–Subsidiaries	790 - 980
	–Joint ventures	60 - 70
	–Group	850 - 1,050
Non-sustaining capital expenditure* ($m)
	–Subsidiaries	225 - 245
	–Joint ventures	55 - 65
	–Group	280 - 310
(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such
IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.
Outlook economic assumptions for 2024 guidance are as follows: $/A$0.68, BRL4.96/$, AP935.00/$, ZAR18.50/$ and Brent $77/bbl.
Cost and capital forecast ranges for 2024 are expressed in “nominal” terms. “Nominal” cash flows are current price term cash flows that have been inflated into future value, using an appropriate “inflation” rate. Estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the
Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold
Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold
Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to

June 2024 Earnings Release - www.AngloGoldAshanti.com
9
enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the SEC.
The 2024 guidance provided in February 2024 remains unchanged. At the midpoint of guidance the Company expects to see gold production growth of approximately 4% in 2024 relative to 2023.  The primary drivers of expected gold production growth is related to the ramp-up at Obuasi and at Siguiri where the Company expects year-over-year recovery following the 2023 carbon-in-leach (“CIL”) tank failure.
Total cash costs per ounce* for subsidiaries are expected to range from $1,125/oz to $1,225/oz in 2024. Total cash costs per ounce* are forecast to remain flat at the midpoint as the continued realisation of benefits from the Company’s Full Asset Potential review programme are expected to be offset by inflation and an anticipated stronger Australian dollar against the US dollar.
Sustaining capital expenditure* for 2024 is expected to grow slightly from 2023 because of increased Mineral Reserve Development (MRD)
investment.
Following the completion of these projects, the Company’s subsidiaries are expected to operate at an AISC per ounce* ranging from $1,575/
oz to $1,675/oz in 2024.
Non-sustaining capital expenditure* for 2024 is expected to increase from 2023 due to additional investment in North Bullfrog and supporting infrastructure for the Beatty District.
The Company continues to enforce capital and cost discipline across the business, while prioritising the safety, health and wellbeing of its employees and its host communities.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
2025 Guidance

2025
Guidance
Gold production - Attributable	Gold production (000oz)	2,650 - 2,850
Gold production - Group	Gold production (000oz)	2,710 - 2,910
Costs (1)	All-in sustaining costs per ounce* ($/oz)
	–Group	1,475 - 1,575
Total cash costs per ounce* ($/oz)
	–Group	1,050 - 1,150
Capital expenditure (1)	Capital expenditure ($m)	1,175 - 1,425
	Sustaining capital expenditure* ($m)	775 - 975
	Non-sustaining capital expenditure* ($m)	400 - 450
(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such
IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.
Outlook economic assumptions for 2025 are as follows: $/A$0.74, BRL5.25/$, AP1,496.00/$, ZAR17.95/$ and Brent $75/bbl.
Cost and capital forecast ranges for 2025 are expressed in “real” 2024 terms. “Real” cash flows are adjusted for “inflation” in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk
Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the SEC.
The 2025 guidance provided in February 2024 remains unchanged. 2025 guidance reflects an anticipated 2% year-over-year growth in production driven primarily by the expected continued ramp-up at Obuasi and modest gains across multiple mines.  Total cash costs per ounce* are expected to decrease as continued Full Asset Potential maturity and gold production efficiencies are anticipated to drive unit costs lower.  The expected increase in non-sustaining capital expenditure* reflects the anticipated incremental investment in the construction of North Bullfrog.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
GOLD HEDGES
During the first quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 136,000oz of gold for the period from February 2023 to December 2023 in order to manage gold price downside risk associated with Cuiabá partially transitioning to gold concentrate sales and the high cost associated with CdS. During the second quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 47,000oz of gold for the period from January 2024 to June 2024. During the fourth quarter of 2023,
AngloGold Ashanti entered into zero-cost collars for a total of approximately 300,000oz of gold for the period from January 2024 to
December 2024 in order to manage gold price downside risk of the high costs associated with the Brazilian operations. For the six months ended 30 June 2024, AngloGold Ashanti recorded a realised loss of $23m in respect of these gold derivatives. At 30 June 2024, the mark-to-
market value of the remaining open positions was an unrealised loss of $18m (at 31 December 2023: an unrealised loss of $15m).

June 2024 Earnings Release - www.AngloGoldAshanti.com
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BRAZIL TSF UPDATE
With respect to the Calcinados TSF, external consultants concluded in March 2024, based on geotechnical and engineering investigations carried out during 2023 and 2024, that the TSF meets the international standards currently considered best practice for post liquefaction factor of safety and therefore no buttressing, or remedial measures in addition to certain measures implemented during 2023, were required for purposes of TSF stability.  The consultants’ risk assessment report was submitted to the federal Brazilian National Mining Agency
(“ANM”), which validated the consultants’ conclusions.  In addition, an update to the decharacterisation plan for the Calcinados TSF is currently being finalised, which plan will be presented to the relevant authorities.
At this time, all three of the TSFs associated with the Queiroz metallurgical plant (Calcinados, Cocuruto and Rapaunha), located in Nova
Lima, have received the required certifications by external consultants relating to on-site emergency response plans or geotechnical stability consistent with ANM standards.
Processing and refining of gold concentrate at the Queiroz metallurgical plant is currently expected to recommence before the end of 2024.
In addition, production of by-product sulphuric acid is expected to recommence concurrently.  Refining of gravimetric gold at the Queiroz metallurgical plant will continue substantially unchanged.
SAFETY UPDATE
Tragically, a fatal light vehicle accident was recorded during May 2024 at Geita, in Tanzania, where a contractor was killed when the light motor vehicle he was driving overturned. Mr. Obeid Katalihawa (47) passed away on 25 May 2024 following injuries sustained. Obeid, a
Tanzanian man employed by drilling contractor STAMICO at Geita for the past four years, is survived by his wife, Ms. Jane Magembe, and his four children, Noelia (20), Rebecca (17), Lewis (11) and Levines (3). We extend our deepest sympathy to the Katalihawa family and loved ones, as well as to Obeid’s colleagues at STAMICO and the Geita operation. An in-depth investigation into the incident has been completed and a clear series of steps were identified to avoid future such accidents.
The Total Recordable Injury Frequency Rate (“TRIFR”), the broadest measure of workplace safety, increased 4% to 1.02 injuries per million hours worked for the first half of 2024, compared to 0.98 injuries per million hours worked for the first half of 2023. By contrast, the TRIFR for the first half of 2024 decreased 14% compared to 1.19 injuries per million hours worked for the second half of 2023. AngloGold Ashanti’s safety strategy, with specific emphasis on the Major Hazard Management standard and critical control verifications, continued to be implemented at all the operations, intensifying employees’ focus on safety practices in all workplaces. AngloGold Ashanti continues to address high consequence incidents through the application of its Major Hazard Management process.
OPERATING HIGHLIGHTS
In the Africa region, subsidiaries produced 593,000oz at a total cash cost* of $1,220/oz in the six months ended 30 June 2024, compared to 582,000oz at a total cash cost* of $1,181/oz in the six months ended 30 June 2023. In the Africa region, joint ventures produced (on an attributable basis) 158,000oz at a total cash cost* of $866/oz in the six months ended 30 June 2024, compared to 151,000oz at a total cash cost* of $880/oz in the six months ended 30 June 2023.
In Ghana, at Iduapriem, gold production was 128,000oz at a total cash cost* of $943/oz in the six months ended 30 June 2024, compared to
118,000oz at a total cash cost* of $1,004/oz in the six months ended 30 June 2023. Gold production was higher year-on-year mainly due to
4% higher ore tonnes processed on the back of improved equipment reliability and productivity resulting in higher feed grade to the plant.
Total cash costs per ounce* were lower year-on-year mainly due to higher gold production, partially offset by higher operating costs related to labour and mining contractors as well as higher royalties paid.
During the second quarter of 2024, Iduapriem’s gold production was 66,000oz at a total cash cost* of $1,008/oz, compared to 56,000oz at a total cash cost* of $1,230/oz in the second quarter of 2023.
At Obuasi, gold production was 108,000oz at a total cash cost* of $1,269/oz in the six months ended 30 June 2024, compared to 117,000oz at a total cash cost* of $1,020/oz in the six months ended 30 June 2023. Gold production was lower year-on-year mainly due to lower grades mined, partially offset by higher ore tonnes processed. The head grade declined compared to the same period in the prior year mainly due to low development performance affecting access to planned stopes and paste fill challenges. Total cash costs per ounce* were higher year-on-year mainly due to higher operating costs related to labour, cement, reagents, power (price and consumption) and contractors as well as higher royalties paid, partially offset by lower consumption of other materials, engineering, and metallurgical stores.
During the second quarter of 2024, Obuasi’s gold production was 54,000oz at a total cash cost* of $1,287/oz, compared to 57,000oz at a total cash cost* of $952/oz in the second quarter of 2023.
In Guinea, at Siguiri, gold production was 128,000oz at a total cash cost* of $1,791/oz in the six months ended 30 June 2024, compared to
130,000oz at a total cash cost* of $1,621/oz in the six months ended 30 June 2023. Gold production was marginally lower year-on-year mainly due to lower recovered grades as a result of lower metallurgical recoveries from the treatment of carbonaceous material. Total cash costs per ounce* increased year-on-year mainly due to lower gold production and higher operating costs related to labour, power and consumable stores as well as higher royalties paid, partially offset by lower mining contractor costs.
During the second quarter of 2024, Siguiri’s gold production was 80,000oz at a total cash cost* of $1,550/oz, compared to 53,000oz at a total cash cost* of $1,740/oz in the second quarter of 2023.
In Tanzania, at Geita, gold production was 229,000oz at a total cash cost* of $1,032/oz in the six months ended 30 June 2024, compared to
217,000oz at a total cash cost* of $1,107/oz in the six months ended 30 June 2023. Gold production was higher year-on-year mainly due to higher grades mined and higher ore tonnes processed. Total cash costs per ounce* decreased year-on-year mainly due to higher gold production as well as lower operating costs related to fuel and reagents, partially offset by higher operating costs related to labour and consumable stores as well as higher royalties paid.

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11
During the second quarter of 2024, Geita’s gold production was 115,000oz at a total cash cost* of $1,019/oz, compared to 119,000oz at a total cash cost* of $1,034/oz in the second quarter of 2023.
In the DRC, at Kibali, gold production (on an attributable basis) was 158,000oz at a total cash cost* of $866/oz in the six months ended 30
June 2024, compared to 151,000oz at a total cash cost* of $880/oz in the six months ended 30 June 2023. Gold production was higher year-on-year mainly due to higher ore tonnes processed and higher recovered grades. Total cash costs per ounce* were lower year-on-year mainly due to higher gold production and lower operating costs related to mining contractors, partially offset by higher royalties paid.
During the second quarter of 2024, Kibali’s gold production (on an attributable basis) was 82,000oz at a total cash cost* of $899/oz, compared to 88,000oz at a total cash cost* of $779/oz in the second quarter of 2023.
In the Americas region, gold production was 257,000oz at a total cash cost* of $974/oz in the six months ended 30 June 2024, compared to 234,000oz at a total cash cost* of $1,185/oz in the six months ended 30 June 2023.
In Brazil, at Cuiabá (AGA Mineração), gold production was 129,000oz at a total cash cost* of $876/oz in the six months ended
30 June 2024, compared to 111,000oz at a total cash cost* of $1,077/oz in the six months ended 30 June 2023. Gold production was higher year-on-year mainly due to higher recovered grades, partially offset by lower ore tonnes processed. Total cash costs per ounce* were lower year-on-year mainly due to higher gold production and lower operating costs resulting from Full Asset Potential initiatives implemented primarily regarding dilution and plant recoveries.
During the second quarter of 2024, Cuiabá’s gold production was 64,000oz at a total cash cost* of $897/oz, compared to 70,000oz at a total cash cost* of $1,078/oz in the second quarter of 2023.
At Serra Grande, gold production was 42,000oz at a total cash cost* of $1,302/oz in the six months ended 30 June 2024, compared to
37,000oz at a total cash cost* of $1,620/oz in the six months ended 30 June 2023. Gold production was higher year-on-year mainly due to higher recovered grades, partially offset by lower ore tonnes processed. Total cash costs per ounce* were lower year-on-year mainly due to higher gold production and lower operating costs related to labour and mining contractors.
During the second quarter of 2024, Serra Grande’s gold production was 21,000oz at a total cash cost* of $1,300/oz, compared to 22,000oz at a total cash cost* of $1,457/oz in the second quarter of 2023.
In Argentina, at Cerro Vanguardia, gold production remained unchanged at 86,000oz at a total cash cost* of $954/oz in the six months ended 30 June 2024, compared to a total cash cost* of $1,128/oz in the six months ended 30 June 2023. Total cash costs per ounce* were lower year-on-year mainly due to higher by-product revenue related to a higher volume of silver sold (2,192koz in the six months ended
30 June 2024 vs 1,598koz in the six months ended 30 June 2023), partially offset by higher operating costs related to labour, fuel, power, explosives and services (annual inflation rate in Argentina for the 12-month period ended 30 June 2024 at 271.5%) as well as higher royalties paid.
During the second quarter of 2024, Cerro Vanguardia’s gold production was 44,000oz at a total cash cost* of $1,005/oz, compared to
40,000oz at a total cash cost* of $1,187/oz in the second quarter of 2023.
In the Australia region, gold production (on an attributable basis) was 246,000oz at a total cash cost* of $1,393/oz in the six months ended
30 June 2024, compared to 265,000oz at a total cash cost* of $1,296/oz in the six months ended 30 June 2023. As previously mentioned, a significant rainfall event impacted both Australian operations, and in particular Tropicana, during the first quarter of 2024. Mining and processing activities were temporarily suspended, and site access roads were closed, limiting the delivery of all supplies.
At Sunrise Dam, gold production was 120,000oz at a total cash cost* of $1,436/oz in the six months ended 30 June 2024, compared to
127,000oz at a total cash cost* of $1,304/oz in the six months ended 30 June 2023. Gold production was lower year-on-year mainly due to lower grades mined, partially offset by higher ore tonnes processed. Total cash costs per ounce* increased year-on-year mainly due to lower gold production as well as higher underground mining and crushing costs.
During the second quarter of 2024, Sunrise Dam’s gold production was 64,000oz at a total cash cost* of $1,264/oz, compared to 66,000oz at a total cash cost* of $1,291/oz in the second quarter of 2023.
At Tropicana, gold production (on an attributable basis) was 126,000oz at a total cash cost* of $1,221/oz in the six months ended 30 June
2024, compared to 138,000oz at a total cash cost* of $1,182/oz in the six months ended 30 June 2023. Gold production was lower year-on-
year mainly due to the impact of the rainfall event at Tropicana which continued into the second quarter of 2024, delaying ore mining. Water was pumped out of the Havana 5 pit, which had been scheduled to be the main source of open pit ore in the first half of 2024. The operation processed proportionally more stockpiled ore during the second quarter of 2024 and ore from Havana 5 has been deferred into the second half of 2024. The impact on this year’s gold production at Tropicana is expected to be partially offset in the second half of the year, as higher-grade ore from the Havana 5 pit becomes available and the Havana 4 pit ramps up production. Total cash costs per ounce* increased year-on-year mainly due to lower production and higher operating costs related to underground mining.
During the second quarter of 2024, Tropicana’s gold production (on an attributable basis) was 73,000oz at a total cash cost* of $1,168/oz, compared to 74,000oz at a total cash cost* of $1,174/oz in the second quarter of 2023.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

June 2024 Earnings Release - www.AngloGoldAshanti.com
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UPDATE ON CAPITAL PROJECTS
Obuasi
Underhand Drift and Fill Trial Update
Obuasi is currently undertaking a trial of the Underhand Drift and Fill (“UHDF”) mining method, which is a more selective mining method that follows the local variations to the orebody and is considered to provide greater control on excavation stability, with reduced dilution and increased mining recovery outcomes.
Milestones achieved:
•Parallel drive was successfully backfilled with paste in April 2024;
•Geotechnical drilling into the paste in May 2024 confirmed the paste had achieved the required strength after the targeted 14 days of curing. SLAG-based binder was used within the Pastefill;
•First blast of development under paste-filled drive occurred in May 2024;
•Development drive under paste completed in May 2024 with a total of 29 meters developed under paste;
•Proof of concept trial of UHDF considered a success;
•Design for full-scale UHDF trial area was reviewed and approved. Development has commenced; and
•3,300L- 336 development commenced in June 2024. This drive will serve as a platform for 8 meters uppers to be mined.
Next steps and progress update:
•Continue with the development of the full-scale trial area on the 3,500 level;
•Development planned to reach the orebody contact by the end of August 2024 to allow ore drive development to commence;
•First reef drive development is expected to commence in September 2024 to the south; and
•In parallel, grade control (RC) drilling in the footwall drive on the 3,500 level is expected to commence in September 2024 to better define the orebody to the north and lower section of the orebody.
Phase 3
The Obuasi redevelopment project, which was approved in 2018 as a phased approach to return the Obuasi mine to service, has entered the final six months of its project phase. This last phase, known as “phase 3”, is an infrastructure project around the 1,500 meter deep KMS shaft. The objective of this phase is to provide direct access to high-grade Block 11, while also providing additional rock and materials handling capacity to other mining areas. Phase 3 is on track for completion by the end of 2024 and is expected to add another 6,000tpd hoisting capacity for the mine, improving overall operating flexibility.
Phase 3 achieved the following milestones:
•Commissioned the pumping system allowing the mine to manage up to a 100-year rainfall event without impacting production;
•Completed reaming of the 945 meters vent raise, setting a record for raising bore and allowing the deeper parts of the mine to be ventilated;
•Completed the entire 41-level material handling system; and
•Dewatered and re-entered 51-level.
The remaining milestones for the next six months before the expected completion at the end of 2024 include:
•Completing of two new ore passes between upper mine and the rail transport level;
•Commissioning and licensing of the 41-level rail and material handling system;
•Installing and commissioning of a lower 51-level shaft loading system; and
•Completing various shaft bottom refurbishments, effectively completing the last level of the KMS return to service.
Tropicana
The Havana underground feasibility study continued to progress through the first half of 2024. A final investment decision is expected to be made this year, with the potential to start development of portal access by year end. Development of a link drive to provide access to additional drill areas between Tropicana and Havana continued during the first half of 2024. The link drive is expected to ultimately link up with the Havana underground.
Tropicana ESG Renewables
The Tropicana renewable energy project remains on track with mechanical installation of the solar farm completed in the second quarter of
2024.  Electrical installation is underway and commissioning of the solar system is planned for the fourth quarter of  2024. Components for wind turbines one and two have been delivered to the site with delivery of the components for turbines three and four expected to be complete by the end of the third quarter of 2024.
The Tropicana renewable energy project is expected to be completed in the first quarter of 2025. The facility is expected to reduce greenhouse gas emissions at Tropicana by 65,000 tonnes per annum on average over the 10 -year life of the power purchase agreement.
Nevada
North Bullfrog Project (“NBP”)
At the conclusion of the feasibility study during the fourth quarter of 2023, the NBP received approval from AngloGold Ashanti’s board of directors to advance detailed engineering. The 30% engineering completeness milestone was achieved at the end of the second quarter of
2024 per the planned engineering schedule. Permitting processes are underway for the NBP with the initial round of public comments on the plan of operations received during the second quarter of 2024. The Company is addressing these comments and developing plan alternatives for incorporation into the US Bureau of Land Management’s (“BLM”) Administrative Draft Environmental Impact Statement
(ADEIS) that will be published immediately ahead of the public scoping meetings that will be held at key communities within Nye County,
Nevada.
Merlin
The Merlin project is in the early stages of a pre-feasibility study (“PFS”), which is focused on options analysis. Work during the first half of
2024 has focused on resource definition drilling in Merlin and developing options for mining based on drilling results completed through the end of the first quarter of 2024. The PFS programme is expected to be completed by the end of 2025.

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Quebradona
Following the decision of Colombia’s national environmental agency (“ANLA”) in November 2021 to archive the Company’s environmental licence application related to the Quebradona project, and the confirmation of such decision in April 2022, AngloGold Ashanti has been working to complete the data acquisition required by ANLA. AngloGold Ashanti is in the process of preparing a new Environmental Impact
Assessment in connection with its environmental licence application for the project, which is currently expected to be submitted to ANLA in
2027. In addition, an optimised feasibility study is currently underway to implement improvements in water management, operational flexibility, maintainability and constructability.
CORPORATE UPDATE
Changes to Board of Directors
Effective 22 July 2024, Mr. Bruce Cleaver and Ms. Nicky Newton-King joined AngloGold Ashanti’s board of directors as independent, non-
executive directors. Mr. Cleaver serves as a member of the Audit and Risk Committee and the Social, Ethics and Sustainability Committee,
and Ms. Newton-King serves as a member of the Compensation and Human Resources Committee and the Social, Ethics and Sustainability
Committee.
AngloGold Ashanti increases its investment in G2 Goldfields Inc.
On 1 August 2024, AngloGold Ashanti completed the acquisition of an additional 8,965,365 common shares of G2 Goldfields Inc., a
Canadian gold mining company with exploration properties in Guyana, South America, for a consideration of approximately CAD $13m. This acquisition increased AngloGold Ashanti’s ownership interest in G2 Goldfields Inc. to 15% (on a non-diluted basis).
Proposed Tarkwa/Iduapriem Joint Venture
In March 2023, AngloGold Ashanti announced the proposed joint venture between the Iduapriem mine and Gold Fields neighbouring Tarkwa mine in Ghana, that has the potential to create Africa’s largest gold mine. In addition to leveraging operating efficiencies to unlock higher grades and enabling an extension of life to at least 18 years, the proposed joint venture is expected to create compelling shared value for all stakeholders. Since the announcement, AngloGold Ashanti and Gold Fields have been in ongoing engagement with the Government of
Ghana with respect to the proposed transaction. While significant progress has been made, agreement has not yet been reached. The
Company will continue to keep the market updated on any significant developments in this regard.
Reporting Update
AngloGold Ashanti qualifies as a foreign private issuer (“FPI”) in the United States for purposes of the US Securities Exchange Act of 1934, as amended, is filing annual reports on Form 20-F with the SEC and is furnishing current reports on Form 6-K with the SEC as the SEC has prescribed for FPIs.
As previously announced, AngloGold Ashanti is planning to voluntarily file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC (i.e., the forms that the SEC has prescribed for more comprehensive reporting by US domestic issuers), instead of filing on the reporting forms available to FPIs. AngloGold Ashanti will communicate the proposed date of such transition to voluntary reporting on US domestic forms to the market in advance of that transition. Until it commences voluntary reporting on US domestic forms, AngloGold Ashanti will provide full financial and operational updates, including unaudited condensed consolidated interim financial statements, on a quarterly basis. Such quarterly financial and operational updates will be furnished on current reports on Form 6-K to the SEC.
EXPLORATION UPDATE
For detailed disclosure on the exploration work done during the six months ended 30 June 2024, see the Exploration Update document on the Company’s website at www.anglogoldashanti.com on both brownfield and greenfield exploration programmes.

June 2024 Earnings Release - www.AngloGoldAshanti.com
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GROUP - INCOME STATEMENT

	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2024	2023	2024	2023
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Revenue from product sales	1,381	1,158	2,552	2,186
Cost of sales	(893)	(910)	(1,762)	(1,749)
(Loss) gain on non-hedge derivatives and other commodity contracts	(21)	5	(41)	(2)
Gross profit	467	253	749	435
Corporate administration, marketing and related expenses	(35)	(24)	(66)	(44)
Exploration and evaluation costs	(57)	(65)	(105)	(112)
Impairment, derecognition of assets and (loss) profit on disposal	(1)	(126)	(1)	(126)
Other (expenses) income	(6)	(60)	(72)	(68)
Finance income	42	31	89	57
Foreign exchange and fair value adjustments	(15)	(45)	(25)	(75)
Finance costs and unwinding of obligations	(44)	(33)	(84)	(75)
Share of associates and joint ventures’ profit	62	53	95	84
Profit (loss) before taxation	413	(16)	580	76
Taxation	(151)	(65)	(259)	(111)
Profit (loss) for the period	262	(81)	321	(35)

Attributable to:
Equity shareholders	253	(83)	311	(39)
Non-controlling interests	9	2	10	4
	262	(81)	321	(35)

Basic earnings (loss) per ordinary share (US cents) (1)	60	(20)	74	(9)
Diluted earnings (loss) per ordinary share (US cents) (2)	60	(20)	74	(9)

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

June 2024 Earnings Release - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF FINANCIAL POSITION

	As at	As at
	Jun	Dec
	2024	2023
US Dollar million	Unaudited	Audited

ASSETS
Non-current assets
Tangible assets	4,596	4,419
Right of use assets	139	142
Intangible assets	105	107
Investments in associates and joint ventures	660	599
Other investments	28	1
Loan receivable	290	358
Inventories	21	2
Trade, other receivables and other assets	228	254
Reimbursive right for post-retirement benefits	37	35
Deferred taxation	16	50
Cash restricted for use	34	34
	6,154	6,001

Current assets
Loan receivable	145	148
Inventories	774	829
Trade, other receivables and other assets (1)	280	199
Cash restricted for use	16	34
Cash and cash equivalents	998	964
	2,213	2,174

Total assets	8,367	8,175

EQUITY AND LIABILITIES
Share capital and premium	433	420
Accumulated losses and other reserves	3,523	3,291
Shareholders’ equity	3,956	3,711
Non-controlling interests	39	29
Total equity	3,995	3,740

Non-current liabilities
Borrowings	1,934	2,032
Lease liabilities	87	98
Environmental rehabilitation and other provisions (2)	634	636
Provision for pension and post-retirement benefits	67	64
Trade and other payables	5	5
Deferred taxation	435	395
	3,162	3,230

Current liabilities
Borrowings	201	207
Lease liabilities	77	73
Environmental rehabilitation and other provisions (2)	112	80
Trade and other payables	720	772
Taxation	85	64
Bank overdraft	15	9
	1,210	1,205

Total liabilities	4,372	4,435

Total equity and liabilities	8,367	8,175

(1) The increase in trade, other receivables and other assets is mainly as a result of an increase in prepayments, recoverable taxes and trade receivables.
(2) The increase in environmental rehabilitation and other provisions in total is mainly as a result of an increase in the closure provisions at Brazil due to the finalisation of the design review for the de-characterisation of the tailings storage facilities at Serra Grande ($41m) and the tailings pile reinforcement at
Córrego do Sítio (“CdS”) ($17m), partly offset by provisions utilised  ($13m) and a change in estimate at Obuasi ($20m).

June 2024 Earnings Release - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF CASH FLOWS

	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2024	2023	2024	2023
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities
Cash generated from operations	484	224	735	316
Dividends received from joint ventures	22	—	36	37
Taxation paid	(86)	(25)	(99)	(60)
Net cash inflow from operating activities	420	199	672	293

Cash flows from investing activities
Capital expenditure on tangible and intangible assets	(250)	(226)	(490)	(453)
Dividends from associates and other investments	—	6	—	6
Proceeds from disposal of tangible assets	—	5	1	6
Deferred compensation received	—	—	5	—
Other investments and assets acquired	(2)	—	(18)	—
Loans advanced	—	(1)	(1)	(1)
Decrease (increase) in cash restricted for use	4	2	16	(1)
Interest received	27	24	60	49
Repayment of loans advanced to joint ventures	45	—	90	—
Net cash outflow from investing activities	(176)	(190)	(337)	(394)

Cash flows from financing activities
Proceeds from borrowings	320	3	320	8
Repayment of borrowings	(170)	(24)	(420)	(74)
Repayment of lease liabilities	(20)	(22)	(43)	(44)
Finance costs – borrowings	(37)	(34)	(63)	(56)
Finance costs – leases	(3)	(3)	(5)	(5)
Other borrowing costs	—	(1)	—	(1)
Dividends paid	—	(1)	(80)	(76)
Net cash inflow (outflow) from financing activities	90	(82)	(291)	(248)

Net increase (decrease) in cash and cash equivalents	334	(73)	44	(349)
Translation	(9)	(20)	(16)	(40)
Cash and cash equivalents at beginning of period	658	810	955	1,106
Cash and cash equivalents at end of period (1)	983	717	983	717

(1) Cash and cash equivalents at the end of the period is net of a bank overdraft of $15m (Jun 2023: $5m).

June 2024 Earnings Release - www.AngloGoldAshanti.com
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Segmental reporting
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographical regions of the business.
Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region in addition to the Projects’ segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities.
In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2024	2023	2024	2023
Gold income
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	925	742	1,699	1,475
Kibali - Attributable 45%	189	171	340	298
Iduapriem	151	121	289	239
Obuasi	129	111	249	242
Siguiri	182	106	291	258
Geita	274	233	530	438

AUSTRALIA	324	279	561	514
Sunrise Dam	167	129	272	250
Tropicana - Attributable 70%	157	150	289	264

AMERICAS	293	287	571	453
Cerro Vanguardia	98	76	207	158
AngloGold Ashanti Mineração (1)	145	167	273	223
Serra Grande	50	44	91	72

	1,542	1,308	2,831	2,442
Equity-accounted joint venture included above	(189)	(171)	(340)	(298)
	1,353	1,137	2,491	2,144

(1) Includes income from sale of gold concentrate.

By-product revenue
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	1	1	3	2
Kibali - Attributable 45%	—	—	1	—
Siguiri	—	—	1	1
Geita	1	1	1	1

AUSTRALIA	1	2	2	2
Sunrise Dam	—	1	1	1
Tropicana - Attributable 70%	1	1	1	1

AMERICAS	26	18	57	38
Cerro Vanguardia	26	18	57	37
AngloGold Ashanti Mineração	—	—	—	1

	28	21	62	42
Equity-accounted joint venture included above	—	—	(1)	—
	28	21	61	42

June 2024 Earnings Release - www.AngloGoldAshanti.com
18
Segmental reporting (continued)

	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2024	2023	2024	2023
Cost of sales
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	562	516	1,092	1,060
Kibali - Attributable 45%	94	97	174	181
Iduapriem	87	101	167	195
Obuasi	90	70	180	157
Siguiri	135	101	261	234
Geita	156	147	310	293

AUSTRALIA	226	218	438	414
Sunrise Dam	115	97	215	196
Tropicana - Attributable 70%	102	113	206	202
Administration and other	9	8	17	16

AMERICAS	199	269	405	455
Cerro Vanguardia	83	73	175	151
AngloGold Ashanti Mineração	82	149	164	222
Serra Grande	34	46	65	80
Administration and other	—	1	1	2

CORPORATE AND OTHER	—	4	1	1

	987	1,007	1,936	1,930
Equity-accounted joint venture included above	(94)	(97)	(174)	(181)
	893	910	1,762	1,749

Gross profit (1)
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	365	227	610	417
Kibali - Attributable 45%	96	74	167	117
Iduapriem	64	19	122	45
Obuasi	39	41	69	85
Siguiri	47	5	31	23
Geita	119	88	221	146
Administration and other	—	—	—	1

AUSTRALIA	99	62	125	102
Sunrise Dam	52	32	57	54
Tropicana - Attributable 70%	56	38	85	64
Administration and other	(9)	(8)	(17)	(16)

AMERICAS	120	37	222	37
Cerro Vanguardia	41	22	88	44
AngloGold Ashanti Mineração	63	18	108	2
Serra Grande	16	(2)	27	(8)
Administration and other	—	(1)	(1)	(1)

CORPORATE AND OTHER	(21)	1	(41)	(4)

	563	327	916	552
Equity-accounted joint venture included above	(96)	(74)	(167)	(117)
	467	253	749	435

(1) The Group’s segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit
(loss) to profit (loss) before taxation, refer to the Group income statement.

June 2024 Earnings Release - www.AngloGoldAshanti.com
19
Segmental reporting (continued)

	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2024	2023	2024	2023
Amortisation
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	109	95	203	197
Kibali - Attributable 45%	23	24	43	45
Iduapriem	21	24	41	66
Obuasi	17	16	33	30
Siguiri	14	7	25	15
Geita	34	24	61	41

AUSTRALIA	47	36	83	66
Sunrise Dam	22	13	39	25
Tropicana - Attributable 70%	25	23	43	40
Administration and other	—	—	1	1

AMERICAS	46	52	84	80
Cerro Vanguardia	14	10	25	19
AngloGold Ashanti Mineração	25	29	49	42
Serra Grande	7	13	10	19

CORPORATE AND OTHER	1	1	2	2

	203	184	372	345
Equity-accounted joint venture included above	(23)	(24)	(43)	(45)
	180	160	329	300

Capital expenditure
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	183	145	355	280
Kibali - Attributable 45%	36	24	61	44
Iduapriem	41	33	70	70
Obuasi	47	39	89	75
Siguiri	18	9	43	15
Geita	41	40	92	76

AUSTRALIA	41	28	86	73
Sunrise Dam	13	9	23	22
Tropicana - Attributable 70%	28	19	63	51

AMERICAS	50	74	91	134
Cerro Vanguardia	17	19	28	33
AngloGold Ashanti Mineração	24	40	46	74
Serra Grande	9	15	17	27

PROJECTS	12	3	19	10
Colombian projects	2	3	3	5
North American projects	10	—	16	5

	286	250	551	497
Equity-accounted joint venture included above	(36)	(24)	(61)	(44)
	250	226	490	453

June 2024 Earnings Release - www.AngloGoldAshanti.com
20
Segmental reporting (continued)

	As at	As at
	Jun	Dec
	2024	2023
Total assets
US Dollar million	Unaudited	Audited

AFRICA	4,612	4,414
Kibali - Attributable 45%	1,046	1,066
Iduapriem	582	526
Obuasi	1,364	1,288
Siguiri	513	486
Geita	1,102	1,042
Administration and other	5	6

AUSTRALIA	899	942

AMERICAS	1,372	1,254
Cerro Vanguardia	606	524
AngloGold Ashanti Mineração	607	584
Serra Grande	142	127
Administration and other	17	19

PROJECTS	855	833
Colombian projects	191	194
North American projects	664	639

CORPORATE AND OTHER	629	732

	8,367	8,175

By order of the Board
J TILK                                                    A CALDERON     G DORAN
Chairman                                                Chief Executive Officer                                        Chief Financial Officer
6 August 2024

June 2024 Earnings Release - www.AngloGoldAshanti.com
21
Dividends
The board of directors of AngloGold Ashanti plc today announces an interim dividend for the six months ended 30 June 2024 of 22 US cents per share.
In respect of the interim dividend, the timelines, including dates for currency conversions, set out below will apply.
To holders of ordinary shares on the New York Stock Exchange (NYSE)

2024
Ex-dividend on NYSE	Friday, 30 August
Record date	Friday, 30 August
Payment date	Friday, 13 September
Additional information for South African resident shareholders of AngloGold Ashanti:
Shareholders registered on the South African section of the register are advised that the distribution of 22 US cents per ordinary share will be converted to South African rands at the applicable exchange rate.
In compliance with the requirements of Strate and the Johannesburg Stock Exchange (JSE) Listings Requirements, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares on the South African Register

2024
Declaration date	Tuesday, 6 August
Currency conversion rate for South African rands announcement date	Friday, 23 August
Last date to trade ordinary shares cum dividend	Tuesday, 27 August
Ordinary shares trade ex-dividend	Wednesday, 28 August
Record date	Friday, 30 August
Payment date	Friday, 13 September
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP (as defined below)
or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 28
August 2024 and Friday, 30 August 2024, both days inclusive. No transfers between South African, NYSE and Ghanaian share registers will be permitted between Wednesday, 28 August 2024 and Friday, 30 August 2024, both days inclusive.
Details of the exchange rates applicable to the dividend and a summary of the tax considerations applicable to South African shareholders is expected to be published on Friday, 23 August 2024.
To Beneficial Owners on the Ghana sub-register holding shares through the nominee arrangement with the Central Securities
Depositary (GH) LTD

2024
Currency conversion date	Friday, 23 August
Last date to trade and to register shares cum dividend	Tuesday, 27 August
Shares trade ex-dividend	Wednesday, 28 August
Record date	Friday, 30 August
Approximate payment date of dividend	Friday, 13 September

To Beneficial Owners holding Ghanaian Depositary Shares (GhDSs) and acting by National Trust Holding Company Ltd as depositary agent
100 GhDSs represent one ordinary share

2024
Currency conversion date	Friday, 23 August
Last date to trade and to register GhDSs cum dividend	Tuesday, 27 August
GhDSs trade ex-dividend	Wednesday, 28 August
Record date	Friday, 30 August
Approximate payment date of dividend	Friday, 13 September

Beneficial owners on the Ghana sub-register holding shares and beneficial owners holding GhDSs are advised that the distribution of 22 US cents per ordinary share will be converted to Ghanaian cedis at the applicable exchange rate. Assuming an exchange rate of US$1/
¢15.5500, the gross dividend payable per share, is equivalent to ca. ¢3.4210 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Entitlement to interim dividends
A “Shareholder of Record” is a person appearing on the register of members of the Company in respect of ordinary shares at the close of business on the relevant record date. A “Beneficial Owner” is a person who holds ordinary shares of the Company through a bank, broker, central securities depository participant (“CSDP”), Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).

June 2024 Earnings Release - www.AngloGoldAshanti.com
22
Non-GAAP disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-
in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under IFRS. In addition, AngloGold Ashanti also presents the financial items “Adjusted EBITDA”, “Adjusted net debt” and “free cash flow” which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure, profit (loss) before taxation, total borrowings, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The Group uses certain
Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
AngloGold Ashanti’s reporting for subsidiaries has shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting has only impacted subsidiaries with non-controlling interests (i.e., Siguiri and Cerro Vanguardia), whereas joint operations (i.e., Tropicana) which are proportionately consolidated remain unaffected. Joint ventures (i.e., Kibali) which are accounted for under the equity method also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the three-month and six-month periods ended 30 June 2023 have been adjusted to reflect this change in reporting.
All-in sustaining costs and all-in costs
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - subsidiaries” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
“All-in costs” is a Non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to growth projects at existing operations, which are expected to increase production. “All-in costs per ounce - subsidiaries” ($/oz) is calculated by dividing the consolidated
US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in costs per ounce - joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
Total cash costs
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-
GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - subsidiaries” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce - subsidiaries” is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.
Sustaining capital expenditure
“Sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful

June 2024 Earnings Release - www.AngloGoldAshanti.com
23
lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Non-sustaining capital expenditure
“Non-sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance Note on “all-
in sustaining costs” and “all-in costs” metrics during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that “total cash costs”, “all-in sustaining costs” and “all-in costs” in total by mine and per ounce by mine as well as “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision
Maker (CODM), on a total basis. The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs”, “all-in costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-
sustaining capital expenditure” of its joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC’s
Guidance Note on “all-in sustaining costs” and “all-in costs” metrics.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-
accounted joint ventures and review the underlying operating results including “total cash costs”, “all-in costs”, “all-in sustaining costs”,
“sustaining capital expenditure” and “non-sustaining capital expenditure” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item.
AngloGold Ashanti’s use of “total cash costs”, “all-in costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
Adjusted EBITDA
“Adjusted EBITDA” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, finance income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates’ EBITDA. The Adjusted
EBITDA calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Adjusted net debt
“Adjusted net debt” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The Adjusted net debt calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility
Agreements for compliance with the debt covenant formula.
Free cash flow
“Free cash flow” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions, disposals and corporate restructuring costs, and movements in restricted cash.
Reconciliations
A reconciliation of cost of sales as included in AngloGold Ashanti’s financial and operational update for the three months and six months ended 30 June 2024 to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs”
and “total cash costs per ounce” for each of the three-month and six-month periods ended 30 June 2024 and 2023 is presented on a total
(Group), total (subsidiaries/joint ventures) and segment basis in Note A. In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine for each of those periods below.
A reconciliation of gold income as included in AngloGold Ashanti’s financial and operational update for the three months and six months ended 30 June 2024 to “average gold price received per ounce” for each of the three-month and six-month periods ended 30 June 2024 and
2023 is presented on a total (Group) and total (subsidiaries/joint ventures) basis in Note B.
A reconciliation of capital expenditure as included in AngloGold Ashanti’s financial and operational update for the three months and six months ended 30 June 2024 to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the three-month and six-

June 2024 Earnings Release - www.AngloGoldAshanti.com
24
month periods ended 30 June 2024 and 2023 is presented on a total (Group), total (subsidiaries/joint ventures) and segment basis in
Note C.
A reconciliation of profit (loss) before taxation as included in AngloGold Ashanti’s financial and operational update for the three months and six months ended 30 June 2024 to “Adjusted EBITDA” for each of the three-month and six-month periods ended 30 June 2024 and 2023 is presented on a total (Group) and segment basis in Note D.
A reconciliation of total borrowings as included in AngloGold Ashanti’s financial and operational update for the three months and six months ended 30 June 2024 to “Adjusted net debt” at 30 June 2024 and 31 December 2023 is presented on a total (Group) basis in Note E.
A reconciliation of net cash flow from operating activities as included in AngloGold Ashanti’s financial and operational update for the three months and six months ended 30 June 2024 to “free cash flow” for each of the three-month and six-month periods ended 30 June 2024 and
2023 is presented on a total (Group) basis in Note F.

June 2024 Earnings Release - www.AngloGoldAshanti.com
25
ASummary of Operations by mine

For the quarter ended 30 June 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(2)	—	94	—	94	87	90	135	156	—	468	115	102	9	226
By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)	—	(1)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(1)	(23)	—	(23)	(21)	(17)	(14)	(34)	—	(86)	(22)	(25)	—	(47)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	34	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	—	—	—	1	—	—	4	—	5	4	2	—	7
Sustaining exploration and study costs	—	—	—	—	—	1	1	1	—	3	—	—	—	—
Total sustaining capital expenditure	—	18	—	18	29	35	17	39	—	120	13	11	—	24
All-in sustaining costs(5)	34	88	—	88	95	108	140	165	—	508	111	89	9	210
Non-sustaining capital expenditure	—	18	—	18	12	12	1	2	—	27	—	17	—	17
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	—	—	1	3	—	4	2	1	5	9
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	3	1	—	1	—	(6)	—	—	—	(6)	—	—	—	—
Other provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs(5)	37	107	—	107	108	113	141	170	—	533	114	107	14	236
Gold sold - oz (000)	—	81	—	81	65	55	78	117	—	315	71	67	—	138
All-in sustaining cost per ounce - $/oz(1)	—	1,085	—	1,085	1,471	1,955	1,796	1,405	—	1,612	1,559	1,333	—	1,515
All-in cost per ounce - $/oz(1)	—	1,325	—	1,324	1,668	2,051	1,815	1,447	—	1,690	1,594	1,605	—	1,703

(1) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining cost (per ounce)”, “all-in cost (per ounce)” and  “total cash costs (per ounce)”
may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing subsidiaries.
(4) Total including equity-accounted joint ventures.
(5) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.

June 2024 Earnings Release - www.AngloGoldAshanti.com
26

For the quarter ended 30 June 2024
(in US Dollar million, except as otherwise noted)

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (4)

All-in sustaining costs
Cost of sales per segmental information(2)	83	82	34	—	199	—	94	893	987
By-product revenue	(26)	—	—	—	(26)	—	—	(28)	(28)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(14)	(25)	(7)	—	(46)	—	(23)	(180)	(203)
Adjusted for decommissioning and inventory amortisation	2	—	—	—	2	—	—	1	1
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	35	35
Lease payment sustaining	—	7	3	—	9	—	—	22	22
Sustaining exploration and study costs	2	—	—	—	2	—	—	5	5
Total sustaining capital expenditure	17	24	9	—	50	2	18	196	214
All-in sustaining costs (5)	64	87	39	—	191	3	88	945	1,033
Non-sustaining capital expenditure	—	—	—	—	—	10	18	54	72
Non-sustaining lease payments	—	—	—	—	—	—	—	1	1
Non-sustaining exploration and study costs	2	1	—	—	3	36	—	52	52
Care and maintenance	—	11	—	—	11	1	—	12	12
Closure and social responsibility costs not related to current operations	—	3	2	—	5	—	1	2	2
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs (5)	66	102	42	1	210	50	107	1,065	1,172
Gold sold - oz (000)	42	64	22	—	128	—	81	581	662
All-in sustaining cost per ounce - $/oz(1)	1,527	1,366	1,809	—	1,497	—	1,085	1,626	1,560
All-in cost per ounce - $/oz(1)	1,561	1,597	1,917	—	1,646	—	1,324	1,832	1,770

June 2024 Earnings Release - www.AngloGoldAshanti.com
27

For the quarter ended 30 June 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(2)	—	94	—	94	87	90	135	156	—	468	115	102	9	226
- By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)	—	(1)
- Inventory change	—	2	—	2	1	(1)	4	(3)	—	1	(12)	8	—	(3)
- Amortisation of tangible assets	(1)	(22)	—	(22)	(21)	(17)	(14)	(25)	—	(76)	(17)	(23)	—	(41)
- Amortisation of right of use assets	—	(1)	—	(1)	(1)	—	—	(9)	—	(10)	(5)	(2)	—	(6)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	1	—	1	(1)	(1)	(1)	(1)	—	(5)	—	1	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(1)	74	—	74	66	70	123	117	—	377	81	85	9	175
Gold produced - oz (000)	—	82	—	82	66	54	80	115	—	315	64	73	—	137
Total cash costs per ounce - $/oz(1)	—	899	—	899	1,008	1,287	1,550	1,019	—	1,198	1,264	1,168	—	1,276

June 2024 Earnings Release - www.AngloGoldAshanti.com
28

For the quarter ended 30 June 2024
(in US Dollar million, except as otherwise noted)

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (4)

Total cash costs
Cost of sales per segmental information(2)	83	82	34	—	199	—	94	893	987
- By-product revenue	(26)	—	—	—	(26)	—	—	(28)	(28)
- Inventory change	3	—	—	—	3	—	2	—	2
- Amortisation of tangible assets	(14)	(19)	(6)	—	(39)	—	(22)	(156)	(179)
- Amortisation of right of use assets	—	(6)	(1)	—	(7)	—	(1)	(24)	(24)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(2)	—	1	—	(1)	—	1	(5)	(4)
- Retrenchment costs	—	—	—	—	(1)	—	—	(1)	(1)
Total cash costs (5)	44	57	27	—	129	—	74	680	753
Gold produced - oz (000)	44	64	21	—	129	—	82	581	663
Total cash costs per ounce - $/oz(1)	1,005	897	1,300	—	1,002	—	899	1,171	1,137

June 2024 Earnings Release - www.AngloGoldAshanti.com
29

For the quarter ended 30 June 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(2)	4	97	—	97	101	70	101	147	—	419	97	113	8	218
By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)	(1)	(1)	—	(2)
Realised other commodity contracts	3	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(1)	(24)	—	(24)	(24)	(16)	(7)	(24)	—	(71)	(13)	(23)	—	(36)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	23	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	—	(4)	—	(4)	1	—	—	6	—	7	3	3	—	6
Sustaining exploration and study costs	—	—	—	—	—	1	2	3	—	5	1	—	—	1
Total sustaining capital expenditure	—	16	—	16	22	25	6	29	—	82	9	10	—	19
All-in sustaining costs(5)	29	85	—	85	100	80	102	159	—	441	96	103	8	207
Non-sustaining capital expenditure	—	8	—	8	11	14	3	11	—	39	—	9	—	9
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	—	—	2	3	—	5	1	2	5	8
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	2	1	—	2	—	(4)	—	—	—	(3)	—	—	—	—
Other provisions	16	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs(5)	47	95	—	95	111	91	107	174	—	482	97	113	13	223
Gold sold - oz (000)	—	87	—	87	61	56	54	119	—	290	65	76	—	141
All-in sustaining cost per ounce - $/oz(1)	—	982	—	982	1,626	1,423	1,914	1,342	—	1,522	1,467	1,348	—	1,462
All-in cost per ounce - $/oz(1)	—	1,088	—	1,093	1,807	1,608	1,998	1,465	—	1,664	1,484	1,485	—	1,576

(1) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining cost  (per ounce)”, “all-in cost (per ounce)” and “total cash costs (per ounce)”
may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing subsidiaries.
(4) Total including equity-accounted joint ventures.
(5) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.

June 2024 Earnings Release - www.AngloGoldAshanti.com
30

For the quarter ended 30 June 2023
(in US Dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (4)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (4)(6)

All-in sustaining costs
Cost of sales per segmental information(2)	73	149	46	1	269	—	97	910	1,007	44	105	225	866	963
By-product revenue	(18)	—	—	—	(18)	—	—	(21)	(21)	—	—	(18)	(21)	(21)
Realised other commodity contracts	—	—	—	—	—	—	—	3	3	—	—	—	3	3
Amortisation of tangible, intangible and right of use assets	(10)	(29)	(13)	—	(52)	—	(24)	(160)	(184)	(3)	(26)	(49)	(157)	(181)
Adjusted for decommissioning and inventory amortisation	1	3	—	—	3	—	—	3	3	—	3	3	3	3
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	24	24	—	—	—	24	24
Lease payment sustaining	—	9	2	—	11	—	(4)	25	20	3	6	8	22	17
Sustaining exploration and study costs	2	—	—	—	3	1	—	10	10	—	—	3	10	10
Total sustaining capital expenditure	19	40	15	—	74	—	16	175	191	8	32	66	167	183
All-in sustaining costs(5)	67	171	50	1	290	1	85	968	1,053	51	120	239	917	1,002
Non-sustaining capital expenditure	—	—	—	—	—	3	8	51	59	—	—	—	51	59
Non-sustaining lease payments	—	—	—	—	—	—	—	1	1	—	—	—	1	1
Non-sustaining exploration and study costs	2	1	—	—	4	40	—	56	56	1	—	3	55	55
Care and maintenance	—	—	—	—	—	1	—	1	1	—	—	—	1	1
Closure and social responsibility costs not related to current operations	—	47	5	—	52	—	2	50	52	3	44	49	47	49
Other provisions	—	—	—	—	—	—	—	16	16	—	—	—	16	16
All-in costs(5)	69	219	56	1	345	44	95	1,142	1,237	56	163	289	1,086	1,181
Gold sold - oz (000)	39	94	23	—	156	—	87	587	674	18	76	138	569	656
All-in sustaining cost per ounce - $/oz(1)	1,723	1,824	2,205	—	1,862	—	982	1,650	1,563	2,894	1,575	1,729	1,611	1,527
All-in cost per ounce - $/oz(1)	1,779	2,331	2,448	—	2,220	—	1,093	1,947	1,836	3,135	2,144	2,102	1,909	1,802
										1,654.00	1,311.00	—

June 2024 Earnings Release - www.AngloGoldAshanti.com
31

For the quarter ended 30 June 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(2)	4	97	—	97	101	70	101	147	—	419	97	113	8	218
- By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)	(1)	(1)	—	(2)
- Inventory change	—	(2)	—	(2)	(9)	1	—	—	—	(7)	(1)	(3)	—	(4)
- Amortisation of tangible assets	(1)	(24)	—	(24)	(24)	(16)	(7)	(16)	—	(62)	(10)	(21)	—	(31)
- Amortisation of right of use assets	—	—	—	—	(1)	—	—	(8)	—	(9)	(3)	(2)	—	(5)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(4)	—	(4)	—	(1)	(1)	1	—	(1)	2	1	—	3
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	3	68	—	68	68	55	93	123	—	339	85	87	8	179
Gold produced - oz (000)	—	88	—	88	56	57	53	119	—	285	66	74	—	140
Total cash costs per ounce - $/oz(1)	—	779	—	779	1,230	952	1,740	1,034	—	1,186	1,291	1,174	—	1,285

June 2024 Earnings Release - www.AngloGoldAshanti.com
32

For the quarter ended 30 June 2023
(in US Dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (4)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (4)(6)

Total cash costs
Cost of sales per segmental information(2)	73	149	46	1	269	—	97	910	1,007	44	105	225	866	963
- By-product revenue	(18)	—	—	—	(18)	—	—	(21)	(21)	—	—	(18)	(21)	(21)
- Inventory change	2	(3)	(1)	—	(3)	—	(2)	(14)	(15)	—	(3)	(3)	(14)	(15)
- Amortisation of tangible assets	(10)	(23)	(11)	—	(44)	—	(24)	(138)	(162)	(2)	(21)	(42)	(136)	(160)
- Amortisation of right of use assets	—	(6)	(2)	—	(8)	—	—	(22)	(22)	(1)	(5)	(7)	(21)	(21)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	1	(2)	—	(1)	(2)	—	(4)	—	(4)	(3)	1	1	3	(1)
- Retrenchment costs	—	—	—	—	(1)	—	—	(1)	(1)	—	—	(1)	(1)	(1)
Total cash costs (5)	48	114	32	—	194	—	68	714	783	38	76	155	676	744
Gold produced - oz (000)	40	88	22	—	150	—	88	575	663	18	70	132	557	645
Total cash costs per ounce - $/oz(1)	1,187	1,293	1,457	—	1,291	—	779	1,243	1,181	2,150	1,078	1,177	1,214	1,155

June 2024 Earnings Release - www.AngloGoldAshanti.com
33

For the six months ended 30 June 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(2)	1	174	—	174	167	180	261	310	—	918	215	206	17	438
By-product revenue	—	(1)	—	(1)	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(2)	(43)	—	(43)	(41)	(33)	(25)	(61)	—	(160)	(39)	(43)	(1)	(83)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	65	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	2	—	2	2	—	—	11	—	12	9	5	—	14
Sustaining exploration and study costs	—	—	—	—	—	1	2	4	—	7	—	—	—	—
Total sustaining capital expenditure	—	34	—	34	53	69	43	87	—	252	23	17	—	40
All-in sustaining costs(5)	65	165	—	165	181	216	280	349	—	1,027	207	183	17	408
Non-sustaining capital expenditure	—	27	—	27	17	20	—	5	—	42	—	46	—	46
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	1	—	2	7	1	10	5	2	11	18
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	4	4	—	4	—	(9)	—	—	—	(9)	—	—	—	—
Other provisions	—	—	—	—	—	—	—	(3)	—	(3)	—	—	—	—
All-in costs(5)	68	196	—	196	199	227	282	359	1	1,068	212	231	29	471
Gold sold - oz (000)	—	154	—	154	131	113	130	240	—	614	122	131	—	253
All-in sustaining cost per ounce - $/oz(1)	—	1,078	—	1,078	1,380	1,910	2,144	1,459	—	1,671	1,695	1,398	—	1,609
All-in cost per ounce - $/oz(1)	—	1,278	—	1,280	1,516	2,007	2,161	1,499	—	1,739	1,736	1,759	—	1,861

(1) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining cost (per ounce)”, “all-in cost (per ounce)” and “ total cash costs (per ounce)”
may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing subsidiaries.
(4) Total including equity-accounted joint ventures.
(5) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.

June 2024 Earnings Release - www.AngloGoldAshanti.com
34

For the six months ended 30 June 2024
(in US Dollar million, except as otherwise noted)

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (4)

All-in sustaining costs
Cost of sales per segmental information(2)	175	164	65	1	405	—	174	1,762	1,936
By-product revenue	(57)	—	—	—	(57)	—	(1)	(61)	(62)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(25)	(49)	(10)	—	(84)	—	(43)	(329)	(372)
Adjusted for decommissioning and inventory amortisation	—	—	(1)	—	(1)	—	—	(3)	(2)
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	66	66
Lease payment sustaining	—	14	5	—	19	—	2	46	48
Sustaining exploration and study costs	3	—	—	—	3	—	—	11	11
Total sustaining capital expenditure	28	46	17	—	91	3	34	386	420
All-in sustaining costs(5)	125	174	77	1	376	4	165	1,879	2,045
Non-sustaining capital expenditure	—	—	—	—	—	16	27	104	131
Non-sustaining lease payments	—	1	—	—	1	—	—	2	2
Non-sustaining exploration and study costs	3	1	—	1	5	62	—	95	95
Care and maintenance	—	43	—	—	43	2	—	45	45
Closure and social responsibility costs not related to current operations	—	7	43	—	50	—	4	44	48
Other provisions	—	—	—	—	—	—	—	(3)	(3)
All-in costs(5)	128	225	120	2	475	84	196	2,167	2,363
Gold sold - oz (000)	95	130	41	—	266	—	154	1,133	1,287
All-in sustaining cost per ounce - $/oz(1)	1,323	1,338	1,848	—	1,414	—	1,078	1,658	1,589
All-in cost per ounce - $/oz(1)	1,350	1,732	2,904	—	1,784	—	1,280	1,913	1,836

June 2024 Earnings Release - www.AngloGoldAshanti.com
35

For the six months ended 30 June 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(2)	1	174	—	174	167	180	261	310	—	918	215	206	17	438
- By-product revenue	—	(1)	—	(1)	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
- Inventory change	—	5	—	5	(3)	(6)	(4)	(10)	—	(24)	(3)	(7)	—	(10)
- Amortisation of tangible assets	(2)	(43)	—	(43)	(39)	(33)	(25)	(45)	—	(142)	(31)	(40)	—	(71)
- Amortisation of right of use assets	—	—	—	—	(2)	—	—	(16)	—	(18)	(8)	(3)	(1)	(12)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	2	—	2	(2)	(4)	(2)	(1)	—	(9)	—	—	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(1)	137	—	137	121	137	229	236	—	724	172	154	16	343
Gold produced - oz (000)	—	158	—	158	128	108	128	229	—	593	120	126	—	246
Total cash costs per ounce - $/oz(1)	—	866	—	866	943	1,269	1,791	1,032	—	1,220	1,436	1,221	—	1,393

June 2024 Earnings Release - www.AngloGoldAshanti.com
36

For the six months ended 30 June 2024
(in US Dollar million, except as otherwise noted)

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (4)

Total cash costs
Cost of sales per segmental information(2)	175	164	65	1	405	—	174	1,762	1,936
- By-product revenue	(57)	—	—	—	(57)	—	(1)	(61)	(62)
- Inventory change	(8)	(1)	—	—	(10)	—	5	(43)	(38)
- Amortisation of tangible assets	(25)	(38)	(8)	—	(71)	—	(43)	(286)	(329)
- Amortisation of right of use assets	—	(11)	(2)	—	(13)	—	—	(43)	(43)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(3)	—	—	—	(3)	—	2	(12)	(10)
- Retrenchment costs	(1)	(1)	—	—	(2)	—	—	(2)	(2)
Total cash costs (5)	82	113	54	1	250	—	137	1,316	1,452
Gold produced - oz (000)	86	129	42	—	257	—	158	1,096	1,254
Total cash costs per ounce - $/oz(1)	954	876	1,302	—	974	—	866	1,200	1,158

June 2024 Earnings Release - www.AngloGoldAshanti.com
37

For the six months ended 30 June 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(2)	1	181	—	181	195	157	234	293	—	879	196	202	16	414
By-product revenue	—	—	—	—	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
Realised other commodity contracts	5	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(2)	(45)	—	(45)	(66)	(30)	(15)	(41)	—	(152)	(25)	(40)	(1)	(66)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	44	—	—	—	(1)	1	—	—	—	—	—	—	—	—
Lease payment sustaining	—	(1)	—	(1)	2	(1)	1	12	—	14	6	5	1	12
Sustaining exploration and study costs	—	—	—	—	—	—	3	5	—	8	2	—	—	2
Total sustaining capital expenditure	—	28	—	28	43	47	11	57	—	158	22	21	—	43
All-in sustaining costs(5)	48	163	—	163	173	174	233	325	—	905	200	187	16	403
Non-sustaining capital expenditure	—	16	—	16	27	28	4	19	—	78	—	30	—	30
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	1	—	3	4	—	8	1	3	9	13
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	3	2	—	2	—	—	—	—	—	—	—	—	—	—
Other provisions	16	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs(5)	67	181	—	181	201	202	240	349	—	992	201	220	25	446
Gold sold - oz (000)	—	154	—	154	124	125	134	226	—	609	129	137	—	266
All-in sustaining cost per ounce - $/oz(1)	—	1,060	—	1,060	1,396	1,392	1,747	1,436	—	1,486	1,541	1,363	—	1,510
All-in cost per ounce - $/oz(1)	—	1,174	—	1,180	1,618	1,613	1,798	1,544	—	1,629	1,553	1,608	—	1,675

(1) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining cost (per ounce)”, “all-in cost (per ounce)” and “total cash costs (per ounce)’’
may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing subsidiaries.
(4) Total including equity-accounted joint ventures.
(5) “Total cash costs”, “all-in sustaining costs” and “all-in costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.

June 2024 Earnings Release - www.AngloGoldAshanti.com
38

For the six months ended 30 June 2023
(in US Dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (4)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (4)(6)

All-in sustaining costs
Cost of sales per segmental information(2)	151	222	80	2	455	—	181	1,749	1,930	76	146	379	1,673	1,854
By-product revenue	(37)	(1)	—	—	(38)	—	—	(42)	(42)	—	(1)	(38)	(42)	(42)
Realised other commodity contracts	—	—	—	—	—	—	—	5	5	—	—	—	5	5
Amortisation of tangible, intangible and right of use assets	(19)	(42)	(19)	—	(80)	—	(45)	(300)	(345)	(5)	(37)	(75)	(295)	(340)
Adjusted for decommissioning and inventory amortisation	—	7	—	—	7	—	—	7	7	—	7	7	7	7
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	44	44	—	—	—	44	44
Lease payment sustaining	—	18	3	—	21	—	(1)	47	46	5	13	16	42	41
Sustaining exploration and study costs	4	—	—	—	4	1	—	15	15	—	—	4	15	15
Total sustaining capital expenditure	33	74	27	—	134	—	28	335	363	15	59	119	320	348
All-in sustaining costs(5)	132	278	91	2	503	1	163	1,860	2,023	91	187	412	1,769	1,932
Non-sustaining capital expenditure	—	—	—	—	—	10	16	118	134	—	—	—	118	134
Non-sustaining lease payments	—	—	—	—	—	—	—	1	1	—	—	—	1	1
Non-sustaining exploration and study costs	4	2	1	—	7	70	—	98	98	2	—	5	96	96
Care and maintenance	—	—	—	—	—	2	—	2	2	—	—	—	2	2
Closure and social responsibility costs not related to current operations	—	49	5	—	54	—	2	57	59	4	45	50	53	55
Other provisions	—	—	—	—	—	—	—	16	16	—	—	—	16	16
All-in costs(5)	136	329	97	2	564	83	181	2,152	2,333	97	232	467	2,055	2,236
Gold sold - oz (000)	82	123	38	—	243	—	154	1,118	1,272	30	93	213	1,088	1,242
All-in sustaining cost per ounce - $/oz(1)	1,607	2,252	2,432	—	2,067	—	1,060	1,662	1,590	3,031	2,001	1,932	1,624	1,555
All-in cost per ounce - $/oz(1)	1,649	2,663	2,587	—	2,318	—	1,180	1,924	1,834	3,214	2,486	2,192	1,888	1,802
										1,654.00	1,311.00	—

June 2024 Earnings Release - www.AngloGoldAshanti.com
39

For the six months ended 30 June 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(3)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(2)	1	181	—	181	195	157	234	293	—	879	196	202	16	414
- By-product revenue	—	—	—	—	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
- Inventory change	—	(1)	—	(1)	(9)	(5)	(8)	(10)	—	(32)	(5)	3	—	(2)
- Amortisation of tangible assets	(2)	(44)	—	(44)	(64)	(30)	(15)	(29)	—	(138)	(20)	(36)	—	(56)
- Amortisation of right of use assets	—	(1)	—	(1)	(2)	—	—	(12)	—	(14)	(5)	(4)	(1)	(10)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(2)	—	(2)	(1)	(3)	(2)	(1)	—	(7)	1	(1)	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(1)	133	—	133	119	119	208	240	—	686	166	163	15	344
Gold produced - oz (000)	—	151	—	151	118	117	130	217	—	582	127	138	—	265
Total cash costs per ounce - $/oz(1)	—	880	—	880	1,004	1,020	1,621	1,107	—	1,181	1,304	1,182	—	1,296

June 2024 Earnings Release - www.AngloGoldAshanti.com
40

For the six months ended 30 June 2023
(in US Dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (4)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (4)(6)

Total cash costs
Cost of sales per segmental information(2)	151	222	80	2	455	—	181	1,749	1,930	76	146	379	1,673	1,854
- By-product revenue	(37)	(1)	—	—	(38)	—	—	(42)	(42)	—	(1)	(38)	(42)	(42)
- Inventory change	3	13	—	—	16	—	(1)	(18)	(19)	—	13	16	(18)	(19)
- Amortisation of tangible assets	(19)	(30)	(16)	—	(65)	—	(44)	(261)	(305)	(3)	(27)	(62)	(258)	(302)
- Amortisation of right of use assets	—	(12)	(3)	—	(15)	—	(1)	(39)	(40)	(2)	(10)	(13)	(37)	(38)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(2)	(3)	—	(1)	(6)	—	(2)	(13)	(15)	(3)	—	(3)	(10)	(12)
- Retrenchment costs	—	(1)	(1)	—	(2)	—	—	(2)	(2)	—	(1)	(2)	(2)	(2)
Total cash costs (5)	96	188	60	1	345	—	133	1,374	1,507	68	120	277	1,306	1,439
Gold produced - oz (000)	86	142	37	—	265	—	151	1,112	1,263	31	111	234	1,081	1,232
Total cash costs per ounce - $/oz(1)	1,128	1,330	1,620	—	1,308	—	880	1,238	1,195	2,278	1,077	1,185	1,209	1,169

June 2024 Earnings Release - www.AngloGoldAshanti.com
41
BAverage gold price received per ounce

	Quarter			Quarter			Six months			Six months
	ended			ended			ended			ended
	Jun			Jun			Jun			Jun
	2024			2023			2024			2023
US Dollar million	Unaudited			Unaudited			Unaudited			Unaudited
	Subsidiaries	Joint Ventures	Group (Equity)	Subsidiaries (1)	Joint Ventures	Group (Equity) (1)	Subsidiaries	Joint Ventures	Group (Equity)	Subsidiaries (1)	Joint Ventures	Group (Equity) (1)
Gold income	1,353	189	1,353	1,102	171	1,102	2,491	340	2,491	2,086	298	2,086
Realised (loss) gain on non-hedge derivatives	(20)	—	(20)	—	—	—	(23)	—	(23)	1	—	1
Gold income including realised gain (loss)	1,333	189	1,333	1,102	171	1,102	2,468	340	2,468	2,087	298	2,087
Associates and joint ventures’ share of gold income (including realised non-hedge derivatives)	—	—	189	—	—	171	—	—	340	—	—	298
Gold income including realised non-hedge derivatives	1,333	189	1,522	1,102	171	1,273	2,468	340	2,808	2,087	298	2,385

Gold sold - oz (000)	581	81	662	569	87	656	1,133	154	1,287	1,088	154	1,242
Average gold price received per ounce - $/oz	2,292	2,336	2,297	1,938	1,972	1,942	2,178	2,219	2,183	1,917	1,941	1,920

(1) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

June 2024 Earnings Release - www.AngloGoldAshanti.com
42
CCapital expenditure

For the quarter ended 30 June 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	—	18	—	18	29	35	17	39	—	120	13	11	—	24
Non-sustaining capital expenditure	—	18	—	18	12	12	1	2	—	27	—	17	—	17
Capital expenditure	—	36	—	36	41	47	18	41	—	147	13	28	—	41

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (1)

Capital expenditure
Sustaining capital expenditure	17	24	9	—	50	2	18	196	214
Non-sustaining capital expenditure	—	—	—	—	—	10	18	54	72
Capital expenditure	17	24	9	—	50	12	36	250	286

(1)Total including equity-accounted joint ventures.
Rounding of figures may result in computational discrepancies.

For the quarter ended 30 June 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	—	16	—	16	22	25	6	29	—	82	9	10	—	19
Non-sustaining capital expenditure	—	8	—	8	11	14	3	11	—	39	—	9	—	9
Capital expenditure	—	24	—	24	33	39	9	40	—	121	9	19	—	28

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (1)	Córrego do Sítio	AngloGold Ashanti Mineração (2)	Americas (2)	Subsidiaries (2)	Group total (1) (2)

Capital expenditure
Sustaining capital expenditure	19	40	15	—	74	—	16	175	191	8	32	66	167	183
Non-sustaining capital expenditure	—	—	—	—	—	3	8	51	59	—	—	—	51	59
Capital expenditure	19	40	15	—	74	3	24	226	250	8	32	66	218	242
										1,654.00	1,311.00	—
(1)Total including equity-accounted joint ventures.
(2) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

June 2024 Earnings Release - www.AngloGoldAshanti.com
43

For the six months ended 30 June 2024
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	—	34	—	34	53	69	43	87	—	252	23	17	—	40
Non-sustaining capital expenditure	—	27	—	27	17	20	—	5	—	42	—	46	—	46
Capital expenditure	—	61	—	61	70	89	43	92	—	294	23	63	—	86

	AMERICAS
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (1)

Capital expenditure
Sustaining capital expenditure	28	46	17	—	91	3	34	386	420
Non-sustaining capital expenditure	—	—	—	—	—	16	27	104	131
Capital expenditure	28	46	17	—	91	19	61	490	551

(1)Total including equity-accounted joint ventures.
Rounding of figures may result in computational discrepancies.

For the six months ended 30 June 2023
(in US Dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Capital expenditure
Sustaining capital expenditure	—	28	—	28	43	47	11	57	—	158	22	21	—	43
Non-sustaining capital expenditure	—	16	—	16	27	28	4	19	—	78	—	30	—	30
Capital expenditure	—	44	—	44	70	75	15	76	—	236	22	51	—	73

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (1)	Córrego do Sítio	AngloGold Ashanti Mineração (2)	Americas (2)	Subsidiaries (2)	Group total (1) (2)

Capital expenditure
Sustaining capital expenditure	33	74	27	—	134	—	28	335	363	15	59	119	320	348
Non-sustaining capital expenditure	—	—	—	—	—	10	16	118	134	—	—	—	118	134
Capital expenditure	33	74	27	—	134	10	44	453	497	15	59	119	438	482
										1,654.00	1,311.00	—
(1)Total including equity-accounted joint ventures.
(2) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
Rounding of figures may result in computational discrepancies.

June 2024 Earnings Release - www.AngloGoldAshanti.com
44
DAdjusted EBITDA

For quarter ended 30 June 2024
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

Adjusted EBITDA (1)
Profit (loss) before taxation	(66)	95	59	40	50	111	(1)	355	52	56	(20)	88	48	55	18	(7)	114	(39)	451	(38)	413
Add back:
Finance costs and unwinding of obligations	24	1	1	2	3	7	—	13	—	—	2	3	1	2	1	—	4	—	45	(1)	44
Finance income	(16)	(3)	—	—	—	(4)	9	1	—	—	(1)	(1)	(18)	—	—	—	(19)	(1)	(36)	(6)	(42)
Amortisation of tangible, right of use and intangible assets	1	23	21	17	14	34	—	109	22	25	—	47	14	25	7	—	46	—	203	(23)	180
Other amortisation	—	—	—	—	—	—	—	—	—	—	—	—	(1)	—	—	—	(2)	1	(1)	—	(1)
Associates and joint ventures share of amortisation, interest, taxation and other	2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	60	62
EBITDA	(55)	116	81	59	66	148	8	478	74	81	(18)	136	44	81	26	(7)	143	(39)	663	(7)	656

Adjustments:
Foreign exchange and fair value adjustments	8	(7)	1	1	(1)	1	—	(5)	—	—	—	—	7	(4)	(5)	6	5	1	8	7	15
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	11	—	—	11	1	12	—	12
Retrenchment and related costs	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	—	—	—	—	—	—	—
Impairment, derecognition of assets and (profit) loss on disposal	—	—	—	1	—	—	—	1	—	—	—	—	—	—	—	—	—	—	1	—	1
Unrealised non-hedge derivative (income) loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Joint ventures share of costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Intergroup interest, royalty, dividend and management fees	(3)	9	3	—	—	—	(9)	3	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	(50)	117	85	62	65	149	(1)	477	73	81	(18)	136	51	87	21	(1)	159	(37)	684	—	684

(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

June 2024 Earnings Release - www.AngloGoldAshanti.com
45

For the quarter ended 30 June 2023
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

Adjusted EBITDA (1)
Profit (loss) before taxation	(40)	57	17	41	6	76	10	208	33	38	(22)	48	24	(157)	(19)	(14)	(166)	(48)	3	(19)	(16)
Add back:
Finance costs and unwinding of obligations	21	1	—	2	1	2	—	5	—	—	2	2	1	3	1	—	4	—	33	(1)	33
Finance income	(5)	(6)	—	—	1	(9)	—	(14)	—	—	(1)	(1)	(16)	(1)	—	—	(17)	—	(37)	6	(31)
Amortisation of tangible, right of use and intangible assets	1	24	24	16	7	24	—	95	13	23	—	36	10	29	13	—	52	—	184	(24)	160
Other amortisation	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(2)	—	—	(4)	1	(3)	—	(3)
Associates and joint ventures share of amortisation, interest, taxation and other	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	45	45
EBITDA	(22)	76	42	59	15	93	10	294	46	61	(21)	86	18	(128)	(5)	(14)	(130)	(47)	181	7	188

Adjustments:
Foreign exchange and fair value adjustments	—	7	1	—	2	13	—	23	—	—	—	—	7	4	1	17	30	—	52	(7)	45
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	1	—	1
Retrenchment and related costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—	1	—	1
Impairment, derecognition of assets and (profit) loss on disposal	—	—	—	—	—	—	—	—	—	—	—	—	—	121	9	(4)	126	—	126	—	126
Unrealised non-hedge derivative (income) loss	(8)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	—	(8)
Joint ventures share of costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Realised other commodity contracts	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	—	3
Intergroup interest, royalty, dividend and management fees	(10)	11	1	—	—	—	(11)	1	—	—	4	4	—	—	—	—	—	5	—	—	—
Adjusted EBITDA	(37)	94	44	59	16	106	(1)	318	46	61	(17)	90	26	(3)	5	(1)	27	(42)	356	—	356

(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

June 2024 Earnings Release - www.AngloGoldAshanti.com
46

For the six months ended 30 June 2024
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

Adjusted EBITDA (1)
Profit (loss) before taxation	(116)	152	108	70	29	199	(4)	555	57	84	(39)	102	113	77	(10)	(11)	170	(67)	644	(64)	580
Add back:
Finance costs and unwinding of obligations	46	1	1	3	6	15	—	26	—	1	4	5	2	4	1	—	8	1	86	(2)	84
Finance income	(32)	(4)	—	—	(1)	(8)	20	6	—	—	(1)	(1)	(43)	(1)	—	(1)	(45)	(1)	(74)	(15)	(89)
Amortisation of tangible, right of use and intangible assets	2	43	41	33	25	61	—	203	39	43	1	83	25	49	10	—	84	—	372	(43)	329
Other amortisation	—	—	—	—	—	—	—	—	—	—	—	—	2	—	—	—	2	1	3	—	3
Associates and joint ventures share of amortisation, interest, taxation and other	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	119	122
EBITDA	(97)	193	150	106	59	267	16	790	96	128	(35)	189	100	129	1	(11)	219	(67)	1,035	(6)	1,029

Adjustments:
Foreign exchange and fair value adjustments	5	(5)	6	2	(3)	6	—	6	—	—	—	—	10	(6)	(6)	9	7	1	18	6	25
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	43	—	—	43	2	45	—	45
Retrenchment and related costs	—	—	—	—	—	—	—	—	—	—	—	—	1	(1)	—	—	—	—	—	—	—
Impairment, derecognition of assets and (profit) loss on disposal	—	—	—	1	—	1	—	2	—	—	—	—	—	(2)	—	1	(2)	—	1	—	1
Unrealised non-hedge derivative (income ) loss	18	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18	—	18
Joint ventures share of costs	—	—	—	—	—	—	1	1	—	—	—	—	—	—	—	—	—	—	1	—	1
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Intergroup interest, royalty, dividend and management fees	(6)	18	6	—	—	—	(18)	6	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	(80)	206	162	109	56	274	(1)	806	96	128	(35)	189	111	162	(4)	(2)	267	(64)	1,118	—	1,118
(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

June 2024 Earnings Release - www.AngloGoldAshanti.com
47

For the six months ended 30 June 2023
(in US Dollar million, except as otherwise noted)

		AFRICA							AUSTRALIA				AMERICAS
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group

Adjusted EBITDA (1)
Profit (loss) before taxation	(73)	84	38	77	19	126	21	365	54	63	(39)	78	57	(179)	(26)	(34)	(182)	(82)	106	(30)	76
Add back:
Finance costs and unwinding of obligations	42	4	1	3	4	12	—	24	—	1	3	4	2	6	1	—	9	—	79	(4)	75
Finance income	(12)	(7)	—	(2)	1	(9)	—	(17)	—	—	(1)	(1)	(32)	(1)	—	(1)	(34)	—	(64)	7	(57)
Amortisation of tangible, right of use and intangible assets	2	45	66	30	15	41	—	197	25	40	1	66	19	42	19	—	80	—	345	(45)	300
Other amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	—	—	(8)	1	(7)	—	(7)
Associates and joint ventures share of amortisation, interest, taxation and other	2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	79	81
EBITDA	(39)	126	105	108	39	170	21	569	79	104	(36)	147	46	(140)	(6)	(35)	(135)	(81)	461	7	468

Adjustments:
Foreign exchange and fair value adjustments	3	7	4	5	2	9	1	28	—	—	(2)	(2)	11	4	3	37	55	(2)	82	(7)	75
Care and maintenance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	2	—	2
Retrenchment and related costs	—	—	—	—	—	—	—	—	—	—	—	—	1	1	—	—	2	—	2	—	2
Impairment, derecognition of assets and (profit) loss on disposal	—	—	—	—	—	—	—	—	—	—	—	—	—	121	9	(4)	126	—	126	—	126
Unrealised non-hedge derivative (income) loss	(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	—	(2)
Realised other commodity contracts	5	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5	—	5
Intergroup interest, royalty, dividend and management fees	(17)	23	1	—	—	—	(23)	1	—	—	8	8	—	(1)	—	—	(1)	9	—	—	—
Adjusted EBITDA	(50)	156	110	113	41	179	(1)	598	79	104	(30)	153	58	(15)	6	(2)	47	(72)	676	—	676
(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

June 2024 Earnings Release - www.AngloGoldAshanti.com
48
EAdjusted net debt (1)

	As at	As at
	Jun	Dec
	2024	2023
US Dollar million	Unaudited	Unaudited

Borrowings - non-current portion	1,934	2,032
Borrowings - current portion	201	207
Lease liabilities - non-current portion	87	98
Lease liabilities - current portion	77	73
Total borrowings	2,299	2,410
Less cash and cash equivalents, net of bank overdraft	(983)	(955)
Net debt	1,316	1,455

Adjustments:
IFRS16 lease adjustments	(145)	(149)
Unamortised portion of borrowing costs	27	30
Cash restricted for use	(50)	(68)
Adjusted net debt	1,148	1,268

Adjusted net debt to Adjusted EBITDA	0.62:1	0.89:1

Total borrowings to profit (loss) before taxation	4.05:1	38.25:1

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.
FFree cash flow

	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	Jun	Jun	Jun	Jun
	2024	2023	2024	2023
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Cash generated from operations	484	224	735	316
Dividends received from joint ventures	22	—	36	37
Taxation paid	(86)	(25)	(99)	(60)
Net cash inflow from operating activities	420	199	672	293
Corporate restructuring costs	2	4	2	4
Capital expenditure	(250)	(226)	(490)	(453)
Net cash from operating activities after capital expenditure	172	(23)	184	(156)
Repayment of lease liabilities	(20)	(22)	(43)	(44)
Finance costs accrued and capitalised	(37)	(32)	(71)	(64)
Net cash flow after capital expenditure and interest	115	(77)	70	(264)
Other net cash inflow from investing activities	72	35	152	59
Other	—	—	—	(1)
Add backs:
Cash restricted for use	(4)	(2)	(16)	1
Free cash (outflow) inflow	183	(44)	206	(205)

Rounding of figures may result in computational discrepancies.

June 2024 Earnings Release - www.AngloGoldAshanti.com
49
Other information - Exchange rates

	Jun	Jun
	2024	2023
	Unaudited	Unaudited

ZAR/USD average for the year to date	18.72	18.21
ZAR/USD average for the quarter	18.55	18.68
ZAR/USD closing	18.19	18.83

AUD/USD average for the year to date	1.52	1.48
AUD/USD average for the quarter	1.52	1.50
AUD/USD closing	1.50	1.50

BRL/USD average for the year to date	5.08	5.07
BRL/USD average for the quarter	5.21	4.95
BRL/USD closing	5.56	4.82

ARS/USD average for the year to date	860.07	212.58
ARS/USD average for the quarter	886.13	232.49
ARS/USD closing	911.75	256.68

June 2024 Earnings Release - www.AngloGoldAshanti.com
50
Administration and corporate information

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP:  G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditor: PricewaterhouseCoopers Inc.
Offices
Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax:  +44 (0) 203 968 3325
Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:  +61 8 9425 4602
Fax:  +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:  +233 303 773400
Fax:  +233 303 778155

Directors
Executive
A Calderon▲º (Chief Executive Officer)
GA Doran▲◊  (Chief Financial Officer)
Non-Executive
JE Tilk§ (Chairman)
KOF Busia△
B Cleaver^*
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
J Magie§
N Newton-King^
DL Sands#
*British §Canadian #American
▲Australian  ◊Irish  ^South African
△Ghanaian  ºColombian
Officers
C Stead
Company Secretary
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
AngloGold Ashanti posts information that may be
important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab
on the main page. This information is updated periodically.
AngloGold Ashanti intends to use its website as a means
of disclosing material non-public information to the public
in a broad, non-exclusionary manner and for complying
with its disclosure obligations. Accordingly, investors
should visit this website regularly to obtain important
information about AngloGold Ashanti, in addition to
following its press releases, documents it files with, or
furnishes to, the United States Securities and Exchange
Commission (SEC) and public conference calls and
webcasts. No material on the AngloGold Ashanti website
forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti
website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online Inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: www.computershare.com/investor
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold
Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”,
“estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking.  Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the United States Securities and Exchange
Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.  AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

June 2024 Earnings Release - www.AngloGoldAshanti.com
51
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 6 August 2024
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary